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Cavalier Homes, Inc.™

2004 Annual Report









About the Cover

The 1,748-square-foot "Oakridge" model by Cavalier Homes, pictured on the front cover, comprises three bedrooms and two baths and offers homebuyers excellent curb appeal and an extensive list of popular features. This model, which is delivered to the building site in three sections, can be built to either HUD or state modular codes and includes 2" x 6" sidewalls, eight-foot residential ceilings, oak-style cabinetry, and thermal insulated windows.

About the Company

Cavalier Homes, Inc. designs, manufactures, markets and finances a wide range of high quality homes with a focus on the low- to medium-priced manufactured housing market. Cavalier currently operates six home manufacturing facilities. The Company markets its homes through a network of approximately 240 independent dealer locations over an 18-state region. At December 31, 2004, this dealer network included 131 dealer locations participating in Cavalier's Exclusive Dealer Program, including four Company-owned retail sales centers. Through CIS Financial Services, Inc., a wholly owned subsidiary, the Company primarily purchases and resells qualifying retail installment sales contracts for manufactured homes sold through its dealer network.

Cavalier Homes is headquartered in Addison, Alabama. The Company's shares trade on the American Stock Exchange under the ticker symbol CAV.

Financial Highlights

(Dollars in thousands except per share amounts)

Operations for the Year	2004	2003	Change
Shipments:			
Single-section	**1,949**	873	123%
Multi-section	**4,387**	5,769	-24%
Total home shipments	**6,336**	6,642	-5%
Total floor shipments	**10,772**	12,411	-13%
Revenue:			
Home manufacturing net sales	**$ 223,779**	$ 237,215	-6%
Financial services	**2,444**	2,673	-9%
Retail	**7,938**	7,948	–
Total revenue	**234,161**	247,836	-6%
Income (loss) before income taxes	**2,336**	(5,457)	–
Equity in earnings of equity-method investees	**980**	369	166%
Income tax provision (benefit)	**75**	(518)	–
Net income (loss)	**$ 3,241**	$ (4,570)	–
Basic and diluted loss per share	**$ 0.18**	$ (0.26)	–
Weighted average shares outstanding:			
Basic	**17,880**	17,666	1%
Diluted	**18,178**	17,666	3%

Financial Position at December 31,	2004	2003	
Total assets	**$ 98,230**	$ 98,533	–
Total current assets	**54,215**	51,106	6%
Working capital	**12,967**	7,813	66%
Stockholders' equity	**45,167**	40,987	10%
Equity per common share	**2.51**	2.32	8%
Current ratio	**1.3 to 1**	1.2 to 1	

To Our Stockholders

For more than five years, we have utilized this forum to update you on the lingering downturn that has affected our industry. As you now know, the number of manufacturers, retailers, and shipments has declined significantly during this time. It is in this context that we are especially pleased to send you our report on 2004, as Cavalier Homes returned to profitable operations for the full year.

We recognize that our progress last year was modest in light of what has transpired since 1999. Still, we think the momentum that continued to build for us in 2004 reflects our application of a consistent and determined strategy to counter the challenges we have confronted. We have worked diligently to right-size our operations in the face of new market realities, making the difficult decisions needed to adjust our capacity to a viable level and keep our balance sheet as strong as possible. Those efforts continued in 2004 and, with the aid of unexpected demand related to hurricane disaster relief in Florida during the second half of the year, finally helped us achieve the goal we have worked toward for so long.

Market Update

According to the Manufactured Housing Institute, shipments for 2004 totaled almost 131,000 – essentially unchanged from 2003. These shipment figures, in our view, lend additional support to the notion that our industry at last has found a sense of equilibrium. However, they also obscure the growth that was taking place in the second half of the year. In a very real sense, for our company and our industry, the first and second halves of 2004 were moving in different directions, and for Cavalier, this meant progress as the year came to an end!

To put this in perspective, consider this: because of our natural concentration in 11 core southeastern and southwestern states, where chattel mortgage financing is more prevalent but scarce – a root problem for the industry, our market share has fallen in recent years. This continued to be the case in the first half of 2004. In the second half of 2004, however, our market share began to rise, reaching 5.7% overall in the fourth quarter and 12.9% in our 11 core states, which accounted for about 72% of our total sales in the last six months of 2004. So while our market share declined slightly during the year, our fourth quarter floor shipments reflected a full percentage point gain in share over the fourth quarter of 2003.

Financial Results

Revenue for 2004 declined 6% to $234,161,000 compared with 2003, mirroring a similar drop in home manufacturing sales as shipments for the year declined 13% to 10,772 floors. In the second half of 2004, revenue increased 13% versus the second half of 2003 as overall floor shipments – including 1,023 single-section homes built for the Federal Emergency Management Agency (FEMA) – advanced 5%.

Increased volume in the second half of 2004 and related manufacturing efficiencies combined with higher average selling prices for the year to help boost gross margin again this past year. Also, we continued to reduce selling, general and administrative expenses in 2004, mainly because of lower costs from facilities closed during the year. Indicative of this, selling, general and administrative expenses dropped to 16.4% of revenue in 2004 from 17.4% of revenue in 2003. These improvements combined to produce net income of $3,241,000 or $0.18 per diluted share for the year, representing a significant turnaround from the net loss of $4,570,000 or $0.26 per diluted share we reported for 2003.

The positive lift we saw in our operations last year also helped firm our balance sheet in 2004. Even though accounts receivable and inventories climbed in 2004, in step with increasing volume (and higher year-end order backlog), our financial strength at the end of the year continued to improve. Working capital increased, our cash position remained strong, and current and long-term debt declined.

Having now posted our first profitable year since 1999, we naturally are intent on extending this progress in 2005. However, in addition to still-weak market conditions, we recognize there will be other challenges ahead. For instance, subsequent to year's end we closed our plant in Fort Worth, our only facility in Texas, which accounted for about 10% of our total revenue and 11% of our floor shipments in 2004. This plant has incurred operating losses because of the disproportionately weak Texas market (it was our only unprofitable home manufacturing facility in 2004). Its shutdown should help our bottom line in the second half of next year after we record up to about $1,000,000 in employee termination costs along with additional ongoing costs related to the closing, most of which should fall in the first quarter of 2005 – the seasonally slowest period of the year for our industry. The combination of these pressures is expected to result in a loss for the first half of 2005. Additionally, rising commodity prices may dampen sales activity to some extent as these costs are passed through to homebuyers.

Nevertheless, we are optimistic that we will produce profitable results in the second half of the year, which hopefully will again enable us to post a profit for the year as a whole. If we can remain profitable during what we hope will be the trough of the cycle, we believe we can build on these results as the market recovers more fully in the coming years.

Board Change

In September 2004, John W. Allison resigned from our Board in order to focus on his principal business interests. Johnny has served as a director since 2000 and we are grateful for the commitment and contributions he made to our Company over the past four years.

Outlook

For several years now, many in our industry and those observing it have predicted a turn in the market, a cyclical comeback. A closer look shows, however, that our market remains very fragile. Therefore, we caution against using the relative stability of our market in 2004, or the fact that we reported a profit for the year, to forecast a meaningful and sustained upturn in market conditions.

Frankly, when and to what extent the industry can begin to advance from the current support level is unknown and will require certain catalysts that, in our view, are not yet present in the market. The humbling events of the past several years have instilled a new sense of discipline in our industry, and pressures from repossessed homes have eased (although they are still a problem in some states). Yet, the one major factor that has not changed is the availability of financing capacity for the industry and our homebuyers. We have witnessed several false starts in this area, but no genuine credit expansion has occurred. We believe this is at least partly because credit capacity has been drawn to the site-built sector in recent years due to historically low interest rates and rising land costs. What some call "real estate-mania" has ensued, allowing even those on the most tenuous of budgets to take advantage of "100%-plus financing," "no money down loans," "interest-rate buy-downs," and other means of back-loading mortgage payments on site-built homes. Eventually, we think market forces will catch up with these practices and higher credit costs will be reflected in the cost of site-built home ownership.

Until credit capacity increases for our industry, we intend to maintain our focus on the programs that have produced success and momentum for us internally, steps such as tightening our product spectrum, standardizing processes and parts, implementing lean manufacturing techniques, and strengthening vendor relationships. These steps, among others, have combined to enable us to make improvements in our price points and expand the opportunities available to dealers. By continuing to build on this momentum, we hope to improve our sales base in 2005, whether or not the market grows overall.

In the long run, we think housing choices will be governed ultimately by value issues more clearly reflected in the price of a home. As the credit field levels, other market forces also should help the pendulum swing back toward equilibrium. Already, these forces are lining up, such as improving demographics for our product, reflecting job growth in recent years that has developed mainly in lower wage brackets. Moreover, our homes are getting much better, both in their form and function, with products that have more pleasing aesthetics, unconventional footprints and a broader range of exterior choices. These evolving product qualities, along with the unmatched cost advantages that we increasingly build into our homes by virtue of factory-based construction techniques, will, we hope, continue to counter the negative perceptions that traditionally have been associated with manufactured home ownership.

These changes tell us that the homes we build remain a vital part of the total long-term housing solution for this nation. We pledge to continue our work to strengthen our role in the industry and build on the advantages that we have developed in the past years. To you, our stockholders, customers, suppliers and friends, we express our ongoing gratitude for your support, interest and commitment to our company.

Respectfully submitted,

Barry Donnell
Chairman

David A. Roberson
President and
Chief Executive Officer

Subsidiaries and Divisions

Home Manufacturing

Addison Division
of Cavalier Home Builders, LLC
Addison, Alabama (2 facilities)
(256) 747-1575 / Fax (256) 747-2962
Mike Terrian, President
Scotty Pickle, Division General Manager and Controller

Hamilton Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(205) 921-3135 / Fax (205) 921-7390
Barry Mixon, President
Dale Gilliland, Division General Manager

Millen Division
of Cavalier Home Builders, LLC
Millen, Georgia (2 facilities)
(478) 982-4000 / Fax (478) 982-2992
Jeff Mooring, President
Mike Birdwell, Division General Manager

Nashville Division
of Cavalier Home Builders, LLC
Nashville, North Carolina
(252) 459-7026 / Fax (252) 459-7529
Jeff Mooring, President
Dick Kluttz, Division General Manager and Controller

Home Repair Service Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(866) 518-4789 / Fax (205) 921-6509
Ronnie Emerson, President

Mike Kennedy
Vice President
Cavalier Home Builders, LLC
(256) 747-9800 / Fax (256) 747-3044

Component Manufacturing

Carl James, Group President
(205) 485-2447 / Fax (205) 485-2677

Quality Housing Supply, LLC
Hamilton, Alabama
(205) 921-2880 / Fax (205) 921-5400
Jay Godsey, President

Ridge Crest
a Division of Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 485-2447 / Fax (205) 485-2677
Jerry Perkins, President

Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 486-6484 / Fax (205) 486-1629
Jerry Perkins, President

Financial Services

C I S Financial Services, Inc.
Hamilton, Alabama
(205) 921-4814 / Fax (205) 921-4965
Paula Reeves, President

Corporate Services

Jerry F. Wilson, Jr.
Chief Information Officer
(205) 320-2899 / Fax (205) 320-1622

June M. Martin
Corporate Controller
(256) 747-9874 / Fax (256) 747-3044

David Hopper
Director of Human Resources
(256) 747-9806 / Fax (256) 747-3044

Rick Romine
Director of Purchasing
(256) 747-9830 / Fax (256) 747-3044

Jerry A. Haynes
Director of National Marketing
(256) 747-9817 / Fax (256) 747-3044

Robert Blake
Corporate Risk Manager
(256) 747-9882 / Fax (256) 747-3044

Chris Waldrep
Director of Engineering
(256) 747-9818 / Fax (256) 747-2344

Michael Wade
Director of Manufacturing Operations
(256) 747-9848/ Fax (256) 747-2344

Directors and Officers

Board of Directors

Thomas A. Broughton, III [1,2]
President and Chief Executive Officer
ServisFirst Bank
Birmingham, Alabama
Director since 1986

Barry Donnell
Chairman
Cavalier Homes, Inc.
Wichita Falls, Texas
Director since 1986

Norman W. Gayle, III [1,3]
President and Chief Executive Officer
Vesta Insurance Group
Director since 2003

Lee Roy Jordan [1,2]
President
Lee Roy Jordan Redwood Lumber Co., Inc.
Dallas, Texas
Director since 1993

A. Douglas Jumper, Sr. [2,3]
Owner
J & J Properties
Booneville, Mississippi
Director since 1997

John W Lowe
Partner
Law Firm of Lowe, Mobley & Lowe
Haleyville, Alabama
Director since 1984

David A. Roberson
President and Chief Executive Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1996

Bobby Tesney [2,3]
Vice Chairman
Brown Jordan International, Inc.
Director since 2003

J. Don Williams [1,3]
Senior Vice President,
Chief Financial Officer and Secretary
Altec Industries, Inc.
Director since 2003

[1] Compensation Committee
[2] Nominating and Governance Committee
[3] Audit Committee

Officers

David A. Roberson
President and Chief Executive Officer

Gregory A. Brown
Chief Operating Officer

Michael R. Murphy
Chief Financial Officer

Corporate Information

Corporate Address
32 Wilson Boulevard 100
Post Office Box 540
Addison, Alabama 35540
(256) 747-9800 / Fax (256) 747-3044

Common Stock Listing
American Stock Exchange
Symbol CAV

Website
cavhomesinc.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Birmingham, Alabama

Securities Counsel
Bradley Arant Rose & White LLP
Birmingham, Alabama

General Counsel
John W Lowe
Partner
Law Firm of Lowe, Mobley & Lowe
Haleyville, Alabama

Transfer Agent and Registrar
Mellon Investor Services, LLC
200 Galleria Parkway Northwest
Suite 1900
Atlanta, Georgia 30339

Annual Meeting
The 2005 annual meeting of stockholders is currently scheduled to be held at The Summit Club in Birmingham, Alabama, at 10:00 a.m. Central Daylight Time on Tuesday, May 24, 2005.

Stock Market Information
On March 28, 2005, the Company had approximately 3,200 record and beneficial holders of its common stock, including beneficial owners holding shares in nominee or "street" name.

Effective March 5, 2004, the Company's common stock began trading on the American Stock Exchange. The information below sets forth the range of the high and low closing stock prices as reported by both the American Stock Exchange and the New York Stock Exchange for the past two years:

Quarter	High	Low
2004		
Fourth	**$ 5.99**	**$ 5.17**
Third	**$ 5.85**	**$ 3.88**
Second	**$ 6.59**	**$ 5.00**
First	**$ 5.85**	**$ 2.98**
2003		
Fourth	$ 3.12	$ 2.64
Third	$ 3.01	$ 1.99
Second	$ 2.13	$ 1.20
First	$ 1.85	$ 1.13

The Company discontinued payments of dividends in the fourth quarter of 2000. While the Company does not expect to recommence cash dividend payments in the foreseeable future, the future payment of dividends on the Company's common stock will be determined by the Board of Directors of the Company in light of conditions then existing, including the earnings of the Company and its subsidiaries, their funding requirements and financial conditions, certain loan restrictions and applicable laws and governmental regulations.

The Company's present loan agreement contains restrictive covenants, which, among other things, limit the aggregate dividend payments and purchases of treasury stock to 50% of the Company's consolidated net income for the two most recent fiscal years.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ___________ to ___________

Commission file number 1-9792
CAVALIER HOMES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**63-0949734**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
32 Wilson Boulevard 100, Addison, Alabama	**35540**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code: **(256) 747-9800**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No__

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the closing price of such stock on the American Stock Exchange as of June 26, 2004, was $84,577,225.

The number of shares outstanding of each of the registrant's classes of common stock, as of March 30, 2005.
Common, $0.10 par value: 18,034,929

Documents Incorporated by Reference
Part III of this report incorporates by reference certain portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held May 24, 2005.

CAVALIER HOMES, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2004

PART I

ITEM 1. BUSINESS (dollars in thousands)

General Development of Business

Cavalier Homes, Inc. (the "Company"), incorporated in 1984, is a Delaware corporation with its executive offices located at 32 Wilson Boulevard 100, Addison, Alabama 35540. Unless otherwise indicated by the context, references in this report to the "Company" or to "Cavalier" include the Company, its subsidiaries, divisions of these subsidiaries and their respective predecessors, if any. Cavalier is engaged in the production, sale, financing and insuring of manufactured homes.

Revenue, operating income (loss), identifiable assets and other financial data of the Company's industry segments for the three years ended December 31, 2004 are contained in Note 11 of Notes to Consolidated Financial Statements in Part II.

Home Manufacturing Operations

At December 31, 2004, the Company owned seven home manufacturing facilities (including the Ft. Worth facility which was closed subsequent to year end excluding idled facilities) engaged in the production of manufactured homes, one plant that manufactures laminated wallboard and a cabinet manufacturing operation. See "Item 2. Properties." The Company's operating home manufacturing facilities normally function on a single-shift, five-day week basis with the approximate annual capacity to produce 19,500 floors.

The management of each of the Company's home manufacturing units typically consists of a president or general manager, a production manager, a controller, a service manager, a purchasing manager and a quality control manager. These mid-level management personnel manage the Company's home manufacturing operations, and typically participate in an incentive compensation system based upon their respective operation's profitability.

The following table sets forth certain sales information for 2004, 2003, and 2002:

	For the Year Ended December 31,					
	2004		2003		2002	
Number of homes sold:						
Single-section homes	1,949	31%	873	13%	2,235	19%
Multi-section homes	4,387	69%	5,769	87%	9,734	81%
Total homes	6,336	100%	6,642	100%	11,969	100%
Number of floors sold	10,772		12,411		21,703	

The Company designs and manufactures a wide range of homes with a focus on serving the low- to medium-priced manufactured housing market in the South Central and South Atlantic regions of the United States. Over the past four years, the Company has implemented plans to standardize parts and specifications to facilitate its ability to interchange production between home manufacturing facilities to better manage both order backlog and delivery cost. Additionally, basic product design and price point strategies are managed from an overall Company perspective to maximize dealer and retail customer penetration and minimize costs both from a manufacturing standpoint as well as for material purchases.

Construction of a home begins by welding steel frame members together and attaching axles, wheels and tires. The frame is then moved through the plant, stopping at a number of workstations where various components and sub-assemblies are attached. Certain sub-assemblies, such as floors, cabinets, ceilings and wall systems, are assembled at off-line workstations. It takes approximately two to four days to complete construction of a home. The completed home is sold ready for connection to customer-supplied utilities.

The principal raw materials purchased by the Company are steel, lumber, panels, sheetrock, vinyl siding, roofing materials, insulating materials, electrical supplies, appliances, roof trusses, plumbing fixtures, floor covering, and windows. Currently, the Company maintains approximately two to four weeks' inventory of raw materials. The Company is dependent on a single source of supply for insulation, foam seal, and shingles. The inability of the Company to obtain any materials used in the production of its homes, whether due to materials shortages, destruction of manufacturing facilities or other events affecting production of these component parts, may affect our ability to meet or maintain production requirements.

The Company's component manufacturing subsidiaries provide most laminated wallboards and cabinets for its home manufacturing facilities. Additionally, certain of the Company's home manufacturing facilities currently purchase lumber and roof trusses from joint ventures in which the Company owns an interest. The Company believes prices obtained by the Company for these products from the Company's joint ventures are competitive with the Company's other sources of supply.

Because the cost of transporting a manufactured home is significant, there is a practical limit to the distance between a manufacturing facility and its dealers. The Company believes that the location of its manufacturing facilities in multiple states allows it to serve more dealers in more markets. The Company generally arranges, at the dealer's expense, for the transportation of finished homes to dealers using independent trucking companies. Dealers are responsible for placing the home on site, combining of multi-section homes, making utility connections and providing and installing certain accessory items and appurtenances, such as decks, air conditioning, carports and foundations.

Products

The Company's homes include both single-section and multi-section models, with the substantial majority of such products being "HUD Code Homes" which are manufactured homes that meet the specifications of the National Manufactured Home Construction and Safety Standards Act of 1974, as amended, and administered by the U.S. Department of Housing and Urban Development ("HUD"). Single-section homes are 16 feet wide and 80 feet in length and contain approximately 1,200 square feet. The multi-section models consist of two or more floor sections that are joined at the home site, vary in length from 48 to 80 feet and contain approximately 1,200 to 2,300 square feet.

The Company currently offers around 590 different models of manufactured homes, including modular homes, with a variety of décors that are marketed under multiple brand names. The homes typically include a living room, dining area, kitchen, two to four bedrooms and two bathrooms. Each home contains a cook top/range and oven, refrigerator, microwave, dishwasher, water heater and central heating. Customers also may choose from available options including gas appliances, kitchen cabinets, and various décor packages, recessed frames for use with permanent foundations and wind load and thermal options for use in certain geographic areas.

The Company's product development and engineering personnel design homes in consultation with operating management, sales representatives and dealers. They also evaluate new materials and construction techniques and use computer-aided and other design methods in a continuous program of product development, design and enhancement. The Company's product development activities do not require significant capital investments.

Independent Dealer Network, Sales and Marketing

At December 31, 2004, the Company had 131 participating dealer locations selling the Company's homes under its Exclusive Dealer Program, which included four Company-owned retail locations. In addition, the Company markets its homes through approximately 240 active non-exclusive independent dealer locations.

Since 1991, the Company has sold homes through its independent exclusive dealer network. The Company's independent exclusive dealers market and sell only homes manufactured by the Company, while the Company's independent non-exclusive dealers typically will choose to offer the products of other manufacturers in addition to those of the Company. The Company's number of independent exclusive dealers and percentage of total Company sales represented by them is summarized in the following table:

For the Year Ended December 31,	2004	2003	2002
Number of independent exclusive dealer locations (at year-end)	127	129	220
Percentage of manufactured home sales	53%	49%	55%

Through its finance subsidiary, CIS Financial Services, Inc. ("CIS"), the Company purchases qualifying retail installment sales contracts primarily for manufactured homes sold through the Company's dealer network.

Approximately 78.4% of the Company's sales in 2004 were to dealers operating sales centers in the Company's core states as follows: North Carolina – 12.5%, Louisiana – 10.2%, Alabama – 10.2 %, Texas – 7.7%, South Carolina – 6.9%, Georgia – 8.6%, Arkansas – 5.2%, Missouri – 5.0%, Mississippi – 4.8%, Oklahoma – 3.7%, and Tennessee – 3.6%.

Generally, the Company has written agreements with its independent dealers, which may be terminated at any time by either party, with or without cause, after a short notice period. The Company does not have any control over the operations of, or financial interests in, any of its independent dealers, including any of its independent exclusive dealers. The Company is not dependent on any single dealer, and in 2004, the Company's largest dealer location accounted for approximately 1.9% of sales.

The Company believes that its independent dealer network enables the Company to avoid the substantial investment in management, capital and overhead associated with company-owned sales centers. To enable dealers to maximize retail market penetration and enhance customer service, typically only one dealer within a given market area distributes a particular product line of the Company. The Company believes its strategy of selling its homes through independent dealers helps to ensure that the Company's homes are competitive with those of other manufacturers in terms of consumer acceptability, product design, quality and price. Accordingly, a component of the Company's business strategy is to continually strengthen its dealer relations. The Company believes its relations with its independent dealers, including its independent exclusive dealers, are good.

The Company's sales force is generally organized based on a geographic region with a regional sales manager and sales representatives who are compensated primarily on a commission basis. The sales representatives are charged with the day-to-day servicing of the needs of the Company's independent dealers, including its exclusive dealers. The Company markets its homes through product promotions, participation in regional manufactured housing shows, advertisements in local media and trade publications. As of December 31, 2004, the Company maintained a sales force of 27 full-time salesmen and 5 full-time general sales managers.

Retail Financing Activities

A significant factor affecting sales of manufactured homes is the availability and terms of financing. CIS purchases qualifying retail installment sales contracts for manufactured homes sold primarily through the Company's dealer network.

CIS seeks to provide competitive financing terms to customers of the Company's dealers. CIS currently offers various conventional loan programs which require a down-payment ranging from 5% to 20% of the purchase price, in cash, trade-in value of a previously-owned manufactured home and/or appraised value of equity in any real property pledged as collateral. Repayment terms generally range from 180 to 360 months, depending upon the type of home and amount financed, the amount of the down payment and the customer's creditworthiness. CIS's loans are secured by a purchase money security interest in the manufactured home and, in certain instances, a mortgage on real property pledged as additional collateral. As of December 31, 2004, all of CIS's outstanding loans were secured. Loans purchased by CIS normally provide a fixed rate of interest with equal monthly payments and are non-recourse to the dealer. The interest rates applicable to CIS's loan portfolio as of such date generally ranged from 7% to 15%, and the approximate weighted average annual percentage interest rate was 10.99%. Currently, CIS operates in most of the states in which the Company has independent exclusive dealers.

For those retail customers who meet CIS's lending standards, CIS strives to provide prompt credit approvals and funding of loans. CIS continually reviews its policies and procedures to facilitate prompt decision-making on loan applications. In the event an installment sale contract becomes 30 days delinquent, CIS normally contacts the customer promptly in an effort to cure the delinquency. Once a customer has failed to cure a default, CIS begins repossession procedures. After repossession, CIS normally has the home delivered to a dealer's sales center where CIS attempts to resell the home or contracts with an independent party to resell the home. To a limited extent, CIS sells repossessed homes at wholesale.

Beginning in 1998, the business focus of CIS changed from building, holding and servicing a portfolio of loans to purchasing loans from retail customers of its dealers that are subsequently sold to other financial institutions, with limited recourse. CIS does not retain the servicing function and does not earn interest income on those sold loans.

Although the level of CIS's future activities cannot presently be determined, the Company expects to utilize internally generated working capital and amounts generated from sales of loans under the retail finance agreements discussed in the previous paragraph to fund the purchase of retail installment sale contracts on homes sold by the Company's dealers and may use borrowings to develop a portfolio of such installment sale contracts. The Company believes that its relationships with its dealers will assist the development of this business strategy.

The Company maintains a reserve for estimated credit losses on installment sale contracts owned by CIS to provide for future losses based on the Company's historical loss experience, current economic conditions and portfolio performance. Amounts provided for credit losses were $75, $354 and $358 in 2004, 2003, and 2002, respectively. Additionally, as a result of defaults, early payoffs and repossessions, net of recoveries, $152, $183 and $328 were charged against the reserve in 2004, 2003, and 2002, respectively. The reserve for credit losses at December 31, 2004 was $953 as compared to $1,030 at December 31, 2003 and $859 at December 31, 2002.

In 2004, 2003 and 2002, CIS repossessed 14 homes each year. The Company's inventory of repossessed homes was 17 homes at December 31, 2004, as compared to 10 homes at both December 31, 2003 and 2002. The Company's net losses resulting from repossessions on CIS purchased loans as a percentage of the average principal amount of such loans outstanding for fiscal 2004, 2003 and 2002 was 1.53%, 1.71% and 3.66%, respectively. There can be no assurance that the Company's future results with respect to delinquencies and repossessions will be consistent with its past experience.

The loan portfolio contains loans identified as presenting uncertainty with respect to collectibility (customers in bankruptcy). These loans totaled $502 (14 loans) and $334 (10 loans) at December 31, 2004 and 2003, respectively, and are excluded from the following two tables.

At December 31, 2004 and December 31, 2003, delinquencies, except for loans identified as presenting uncertainty with respect to collectibility, expressed as a percentage of the total number of installment sale contracts which CIS owned were as follows:

	Total Number	Delinquency Percentage			
December 31,	of Contracts	30 Days	60 Days	90 Days	Total
2004	221	2.72%	0.91%	2.72%	6.35%
2003	259	0.39%	0.77%	1.16%	2.32%

At December 31, 2004 and December 31, 2003, delinquencies, except for loans identified as presenting uncertainty with respect to collectibility, expressed as a percentage of the total outstanding principal balance of installment sale contracts which CIS owned were as follows:

	Total Value	Delinquency Percentage			
December 31,	of Contracts	30 Days	60 Days	90 Days	Total
2004	$8,839	3.02%	0.72%	3.39%	7.13%
2003	$10,114	0.73%	0.59%	1.28%	2.60%

Certain operating data relating to CIS are set forth in the following table:

	December 31,		
	2004	2003	2002
Total loans receivable	$ 8,839	$ 10,114	$ 10,977
Allowance for credit losses	$ 953	$ 1,030	$ 859
Number of loans outstanding	221	259	293
Net loss ratio on average outstanding principal balance	1.53%	1.71%	3.66%
Weighted average annual percentage rate	11.0%	11.1%	11.5%

Since its inception, CIS has been restricted in the amount of loans it could purchase based on underwriting standards, as well as the availability of working capital and funds borrowed under its credit line with its primary lender. From time to time, the Company evaluates the potential to sell all or a portion of its remaining installment loan portfolio, in addition to the periodic sale of installment contracts purchased by CIS in the future. CIS is currently selling loans to lenders under various retail finance contracts. The Company believes the periodic sale of installment contracts under these retail finance agreements will reduce requirements for both working capital and borrowings, increase the Company's liquidity, reduce the Company's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. There can be no assurance, however, that additional sales will be made under these agreements, or that CIS and the Company will be able to realize the expected benefits from such agreements.

Retail Insurance Activities
Through its wholly owned insurance agency, the Company sells commissioned insurance products primarily to retail purchasers of the Company's homes.

Wholesale Dealer Financing and Repurchase Obligations
In accordance with manufactured housing industry practice, the Company's dealers finance a majority of their purchases of manufactured homes through wholesale "floor plan" financing arrangements. Under a typical floor plan financing arrangement, a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution which provides financing to the dealer customarily requires the Company to enter into a separate repurchase agreement with the financial institution under which the Company is obligated, upon default by the dealer, to repurchase the financed homes at a declining price based upon the Company's original invoice date and price. A portion of purchases by dealers are pre-sold to retail customers and are paid through retail financing commitments.

The risk of loss under repurchase agreements is lessened by the fact that (i) sales of the Company's manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for approximately 1.9% of sales in 2004, (ii) the price the Company is obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 to 24 months) and (iii) the Company historically has been able to resell homes repurchased from lenders. As of December 31, 2004, the maximum amount for which the Company is contingently liable under such agreements was approximately $73,000. The Company has a reserve for repurchase commitments of $2,052 as of December 31, 2004, based on an evaluation of dealers' financial condition. The provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34,* are applicable to the Company's repurchase commitments. However, based on the Company's evaluation, the impact of adopting FIN 45 was not material to the consolidated financial statements. The Company intends to adopt the provisions of FIN 45 to new guarantees issued on or after January 1, 2005.

Quality Control, Warranties and Service
The Company believes the quality in materials and workmanship, continuous refinement in design and production procedures as well as price and other market factors, are important elements in the market acceptance of manufactured homes. The Company maintains a quality control inspection program at various production stages. The Company's manufacturing facilities and the plans and specifications of its manufactured homes have been

approved by a HUD-designated agency. An independent, HUD-approved third-party regularly inspects the Company's manufactured homes for compliance during construction.

The Company provides the initial retail homebuyer with a one-year limited warranty against manufacturing defects in the home's construction. Warranty services after the sale are performed, at the expense of the Company, by Company personnel, dealers or independent contractors. Additionally, direct warranties often are provided by the manufacturers of specific components and appliances.

The Company generally employs a full-time service manager at each of its home manufacturing units and at December 31, 2004, employed 116 full-time service personnel to provide administrative and on-site service and to correct production deficiencies that are attributable to the manufacturing process. Warranty service constitutes a significant cost to the Company, and management of the Company has placed emphasis on diagnosing potential problem areas to help minimize costly field repairs. At December 31, 2004, the Company had established a reserve for future warranty claims of $13,255 relating to homes sold, based upon management's assessment of historical experience factors and current industry trends.

Competition

The manufactured housing industry is highly competitive, characterized by low barriers to entry and severe price competition. Competition is based primarily on price, product features and quality, reputation for service quality, depth of field inventory, delivery capabilities, warranty repair service, dealer promotions, merchandising and terms of dealer (wholesale) and retail (consumer) financing. The Company also competes with other manufacturers, some of which maintain their own retail sales centers, for quality independent dealers. In addition, the Company's manufactured homes compete with other forms of low-cost housing, including site-built, prefabricated, modular homes, apartments, townhouses and condominiums. The selection by retail buyers of a manufactured home rather than an apartment or other alternative forms of housing is significantly affected by their ability to obtain satisfactory financing. The Company faces direct competition from numerous manufacturers, many of which possess greater financial, manufacturing, distribution and marketing resources.

The Company's business strategy currently includes the continued operation of financial services provided through CIS. The Company believes that operations of CIS will have a positive impact on the Company's efforts to sell its products and enhance its competitive ability within the industry. However, due to strong competition in the retail finance segment of the industry from companies much larger than CIS, there can be no assurance that CIS will be able to expand its operations or that it will have a positive impact on the Company's ability to compete.

Regulation

The Company's businesses are subject to a number of federal, state and local laws, regulations and codes. Construction of manufactured housing is governed by the National Manufactured Home Construction and Safety Standards Act of 1974, as amended, and regulations issued thereunder by HUD, which have established comprehensive national construction standards. The HUD regulations cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Such regulations preempt state and local regulations on such matters. The Company cannot presently determine what, if any, legislation may be adopted by Congress or state or local governing bodies, or the effect any such legislation may have on the Company or the manufactured housing industry.

The Company's manufacturing facilities and the plans and specifications of its manufactured homes have been approved by a HUD-designated agency. Furthermore, an independent, HUD-approved third-party regularly checks the Company's manufactured homes for compliance during construction. Failure to comply with the HUD regulations could expose the Company to a wide variety of sanctions, including closing the Company's manufacturing facilities. The Company believes its manufactured homes meet or surpass all present HUD requirements.

HUD has promulgated regulations with respect to structural design, wind loads and energy conservation. The Company's operations were not materially affected by the regulations; however, HUD and other state and local governing bodies have these and other regulatory matters under continuous review, and the Company cannot predict what effect (if any) additional regulations promulgated by HUD or other state or local regulatory bodies would have on the Company or the manufactured housing industry.

Certain components of manufactured and modular homes are subject to regulation by the U.S. Consumer Product Safety Commission ("CPSC"), which is empowered to ban the use of component materials believed to be hazardous to health and to require the repair of defective components. The CPSC, the Environmental Protection Agency and other governmental agencies are evaluating the effects of formaldehyde. Regulations of the Federal Trade Commission also require disclosure of a manufactured home's insulation specifications. Manufactured, modular and site-built homes may be built with compressed board, wood paneling and other products that contain formaldehyde resins. Since February 1985, HUD has regulated the allowable concentration of formaldehyde in certain products used in manufactured homes and required manufacturers to warn purchasers concerning formaldehyde associated risks. The Company currently uses materials in its manufactured homes that it believes meet HUD standards for formaldehyde emissions and otherwise complies with HUD regulations in this regard.

The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulation may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements.

The Company's manufactured homes are subject to local zoning and housing regulations. A number of states require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims. A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulation.

The Company is subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on products. The description and substance of the Company's warranties are also subject to a variety of state laws and regulations.

The Company's operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. The Company currently does not believe it will be required under existing environmental laws and enforcement policies to expend amounts which will have a material adverse effect on its results of operations or financial condition. However, the requirements of such laws and enforcement policies have generally become stricter in recent years. Accordingly, the Company is unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

A variety of federal laws affect the financing of manufactured homes, including the financing activities conducted by CIS. The Consumer Credit Protection Act (Truth-in-Lending) and Regulation Z promulgated thereunder require substantial disclosures to be made in writing to a consumer with regard to various aspects of the particular transaction, including the amount financed, the annual percentage rate, the total finance charge, itemization of the amount financed and other matters. The Equal Credit Opportunity Act and Regulation B promulgated thereunder prohibit discrimination against any credit applicant based on certain prohibited bases, and also require that certain specified notices be sent to credit applicants whose applications are denied. The Fair Credit Act promulgated thereunder regulates how customer credit reports are obtained and handled. The Federal Trade Commission has adopted or proposed various trade regulation rules to specify and prohibit certain unfair credit and collection practices and also to preserve consumers' claims and defenses. The Government National Mortgage Association ("GNMA") specifies certain credit underwriting requirements in order for installment manufactured home sale contracts to be eligible for inclusion in a GNMA program. HUD also has promulgated substantial disclosure and substantive regulations and requirements in order for a manufactured home installment sale contract to qualify for insurance under the Federal Housing Authority ("FHA") program, and the failure to comply with such requirements and procedures can result in loss of the FHA guaranty protection. In addition, the financing activities of CIS also may become subject to the reporting and disclosure requirements of the Home Mortgage Disclosure Act. In addition to the extensive federal regulation of consumer credit matters, many states also have adopted consumer credit protection requirements that may impose significant requirements for consumer credit lenders. For example, many states require that a consumer credit finance company such as CIS obtain certain regulatory licenses or permits in order to engage in such business in that state, and many states also set forth a number of substantive contractual limitations regarding provisions that permissibly may be included in a consumer contract, as well as limitations upon the permissible interest rates, fees and other charges that may be imposed upon a consumer. Failure by the Company or CIS to comply with the requirements of federal or state law pertaining to consumer credit could result in the invalidity of the particular contract for the affected consumer, civil liability to the affected customers, criminal liability and other adverse results. The sale of insurance products by the Company is subject to various state insurance laws and regulations, which govern allowable charges and other insurance practices.

Employees
As of December 31, 2004, the Company had 1,786 employees, of whom 1,429 were engaged in home manufacturing and supply distribution, 40 in sales, 116 in warranty and service, 158 in general administration, 2 in delivery, 25 in finance and insurance services and 16 in the operation of retail locations. In addition, at year end, the Company employed 71 individuals, covered by a collective bargaining agreement, who were leased to another manufacturer pursuant to an agreement entered into in 2003 for which the Company is fully reimbursed related expenses. At year-end, other than the leased employees, none of the Company's employees were covered by a collective bargaining agreement. Management considers its relations with its employees to be good.

Risk Factors
If you are interested in making an investment in Cavalier, you should carefully consider the following risk factors concerning Cavalier and its business, in addition to the other information contained in this Report on Form 10-K:

Cyclical and Seasonal Nature of the Manufactured Housing Industry
The manufactured housing industry is highly cyclical and seasonal and has experienced wide fluctuations in aggregate sales in the past, resulting in the failure of many manufacturing concerns. Many of the same national and regional economic and demographic factors that affect the broader housing industry also affect the market for manufactured homes. Historically, most sectors of the home building industry, including the manufactured housing industry, have been affected by the following, among other things:

- changes in general economic conditions;
- inflation;
- levels of consumer confidence;
- employment and income levels;
- housing supply and demand;
- availability of alternative forms of housing;
- availability of wholesale (dealer) financing;
- availability of retail (consumer) financing;
- the level and stability of interest rates; and
- the availability of raw materials.

The Manufactured Housing Institute ("MHI") reported that from 1983 to 1991, aggregate domestic shipments of manufactured homes declined 42%. According to industry statistics, after a ten-year low in floor shipments in 1991, the industry recovered significantly. Between 1992 and 1998, floor shipments increased each year, as set forth in the table below, although the growth rate gradually slowed and began to decline in 1999, and has declined significantly since.

Percentage Increase (Decrease) in Floor Shipments through 2004:

1992	21%				
1993	22%	1997	1%	2001	(20.7)%
1994	23%	1998	8%	2002	(11.1)%
1995	12%	1999	(4.3)%	2003	(21.1)%
1996	10%	2000	(25.9)%	2004	(3.1)%

During much of the 1990s, the manufactured housing industry experienced increases in both the number of retail dealers and manufacturing capacity, which we believe ultimately created slower retail turnover, higher dealer inventories and increased price competition. These conditions continued to significantly affect the industry in 2004, which was the sixth consecutive year of declining HUD-Code shipments of new homes. In addition, a number of retail dealers have failed and repossessions of manufactured homes have significantly increased. Some manufactured housing wholesale and retail lenders also have discontinued business in the industry, and some of the remaining lenders have raised their interest rates and tightened their credit standards. We believe these conditions reflect that the manufactured housing industry is in a down cycle, which has had a material adverse effect on Cavalier's results of operations and financial condition. Sales in the manufactured housing industry are also seasonal in nature, with sales of homes traditionally being stronger in April through October and weaker during the first and last part of the calendar year. While seasonality did not significantly impact Cavalier's business from 1992 through 1996, when industry shipments were steadily increasing, the continued tightening of competitive conditions seems to signal a return to the industry's traditional seasonal patterns. Approximately 78.4% of the Company's sales in 2004 were to dealers operating sales centers in the Company's core states. We cannot predict how long the tightening of competitive and industry conditions will last, or what the extent of their impact will be on the future results of operations and financial condition of Cavalier. Industry projections for wholesale shipments in 2005 are up slightly from 2004 levels.

Limitations on Ability to Pursue Business Strategy

Cavalier's current business strategies are to:

- control costs in light of currently prevailing industry conditions;
- attempt to generate an increase in sales in an increasingly competitive environment;
- return to consistent profitability;
- develop our exclusive and independent dealer network;
- pursue the financing, insurance and other activities of CIS and the financial services segment; and
- eliminate redundant products to streamline production in an effort to reduce costs.

Downturns in shipments in the manufactured housing industry and a decline in the demand for Cavalier's homes have had a material adverse effect on us. Our ability to execute our business strategy depends on a number of factors, including the following:

- general economic and industry conditions;
- our ability to control costs if industry production capacity continues to decrease beyond current levels;
- competition from other companies in the same business as us;
- our ability to attract, retain or sell to additional independent dealers, especially exclusive dealers;
- the availability of semi-skilled workers in the areas in which our manufacturing facilities are located;
- the ability of CIS and the Company's insurance and component parts operations to be competitive;
- the availability of capital and financing;
- the ability of our independent dealers and retail locations to compete under current industry conditions;
- the availability and terms of wholesale and retail financing from lenders in the manufactured housing industry; and,
- market acceptance of product offerings.

There are other factors in addition to those listed above, many of which are beyond our control. Cavalier cannot assure investors that our business strategy will be successful. If our strategy is unsuccessful, this may have a material adverse effect upon Cavalier's results of operations or financial condition.

Limitations on Availability of Consumer and Dealer Financing

Third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, and the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. Throughout the past six years the industry has been impacted significantly by reduced financing available at both the wholesale and retail levels, with several lenders exiting the marketplace or limiting their participation in the industry, coupled with more restrictive credit standards and increased home repossessions which re-enter home distribution channels and limit wholesale shipments of new homes. The much-anticipated infusion of new and competitive lending capacity, which the Company believes is essential to support demand at higher levels, has not yet materialized. Until there is substantial entry of finance resources to the manufactured housing market, the Company believes a meaningful expansion for the industry will be delayed. Unfavorable changes in the availability and terms of financing in the industry may have a material adverse effect on Cavalier's results of operations or financial condition.

Changes in Industry Retail Inventories

Changes in the level of retail inventories in the manufactured housing industry, either up or down, can have a significant impact on the Company's operating results. For example, due to the rapid expansion of the retail distribution network in the manufactured housing industry that occurred in much of the 1990's, there was an imbalance between industry retail inventories and consumer demand for manufactured homes. The deterioration in the availability of retail financing, along with competition from repossessed homes, extended the inventory adjustment period beyond what was originally expected. If these trends were to continue, or if retail demand were to significantly weaken further, the inventory overhang could result in even greater intense price competition, further pressure on profit margins within the industry, and have a material adverse effect on Cavalier. The Company's inventory at all retail locations, including Company-owned retail sales centers, remained consistent in

2004 from 2003. Cavalier believes that inventories of its homes are approaching levels which are more consistent with retail demand, due in part to the Company's emphasis on working with its dealers to reduce retail inventories, although we cannot provide investors assurances to this effect. In spite of these efforts, significant unfavorable developments or further deterioration within the industry would undoubtedly have an adverse impact on Company operating results.

Dependence on Independent Dealers

Cavalier depends on independent dealers for substantially all retail sales of our manufactured homes. Typically only one dealer within a given market area distributes a particular product line of ours. Our relationships with our dealers are cancelable on short notice by either party. The manufactured housing industry recently has experienced a trend of increasing competition for quality independent dealers. In addition, a number of dealers in the industry are experiencing difficulty in the current market conditions, as a number of retail dealers have failed and more dealers may fail before the current downturn ends. While we believe that our relations with our independent dealers are generally good, we cannot assure our investors that we will be able to maintain these relations, that these dealers will continue to sell our homes, that these dealers will be successful, or that we will be able to attract and retain quality independent dealers.

Intense Competition

The production and sale of manufactured homes is a highly competitive industry, characterized by low barriers to entry and severe price competition. Competition is based primarily on the following factors:

- price;
- product features and quality;
- reputation for service quality;
- depth of field inventory;
- delivery capabilities;
- warranty repair service;
- dealer promotions;
- merchandising; and
- terms of wholesale (dealer) and retail (consumer) financing.

In addition, Cavalier competes with other manufacturers, some of which maintain their own retail sales centers, for independent dealers. Manufactured homes also compete with other forms of low-cost housing, including site-built, prefabricated and modular homes, apartments, townhouses and condominiums. We face direct competition from numerous manufacturers, many of which possess greater financial, manufacturing, distribution and marketing resources. As a result of these competitive conditions, Cavalier may not be able to sustain past levels of sales or profitability.

Contingent Repurchase and Guaranty Obligations

Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions, which have provided wholesale floor plan financing to dealers. A majority of Cavalier's sales are made to dealers located primarily in the South Central and South Atlantic regions of the United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our products from the lending institutions at a declining price based upon the Company's original invoice date and price in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by the fact that (1) sales of our manufactured homes are spread over a relatively large number of independent dealers; (2) the price that Cavalier is obligated to pay under such repurchase agreements generally declines over the period of the agreement and also declines during such period based on predetermined amounts; and (3) Cavalier has been able to resell homes repurchased from lenders. While we have established a reserve for possible repurchase losses, we cannot assure investors that we will not incur material losses in excess of these reserves in the future.

Uncertainties Regarding Retail Financing Activities

Cavalier purchases retail installment finance loans that have been originated by our dealers. We maintain a reserve for estimated credit losses on installment sale contracts owned by CIS to provide for future losses based on our historical loss experience, current economic conditions and portfolio performance. It is difficult to predict with any certainty the appropriate reserves to establish, and we cannot assure investors that CIS will not experience losses that exceed Cavalier's loss reserves and have a material adverse effect on Cavalier's results of operations and financial condition. Volatility or a significant change in interest rates might also materially affect CIS's and Cavalier's business, results of operations or financial condition.

Our strategy currently includes the continued operation of the financial services segment of our business. We also may engage in other transactions, such as selling portions of our installment loan portfolio, that are designed to facilitate the ability of CIS to purchase and/or originate an increased volume of loans and to reduce our exposure to interest rate fluctuations and installment loan losses. Accordingly, we may incur additional debt, or other forms of financing, in order to continue to fund such growth. CIS is currently re-selling installment loan contracts to other financial institutions. Cavalier believes the periodic sale of installment contracts under various retail finance agreements will reduce requirements for both working capital and borrowings, increase Cavalier's liquidity, reduce Cavalier's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. However, we cannot assure investors that we will be able to make additional sales. We also cannot offer any assurance that possible additional financing, or the aforementioned transactions involving our installment loan portfolio, will be available on terms acceptable to Cavalier. If not, we may be forced to curtail our financial services business and to alter our other strategies.

Potential Unavailability and Increases in Prices of Raw Materials
The availability and pricing of raw materials used in the production of homes may significantly affect Cavalier's operating costs. Sudden increases in demand for these construction materials, as has recently occurred, caused by natural disasters or other market forces can greatly increase the costs of materials or limit the availability of such materials. Increases in costs cannot always be reflected immediately in prices, especially in competitive times, and, consequently, may adversely impact Cavalier's profitability. Further, a reduction in the availability of raw materials also may affect our ability to meet or maintain production requirements.

Cavalier obtains a substantial amount of its supply of laminated wallboard from a wholly-owned subsidiary, and obtains a majority of its supply of cabinetry from another wholly-owned subsidiary. We depend upon these subsidiaries for a significant portion of the materials used to construct portions of our manufactured homes. The inability of either of these subsidiaries to provide laminated wallboard or cabinetry to the Company, whether due to materials shortages, destruction of manufacturing facilities or other events affecting production of these component parts, may affect our ability to meet or maintain production requirements.

Operations May Be Limited by the Availability of Manufactured Housing Sites
Any limitation on the growth of the number of sites for placement of manufactured homes or on the operation of manufactured housing communities could adversely affect the manufactured housing business. Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which Cavalier believes has adversely affected the growth of the industry. We cannot assure investors that manufactured homes will receive widespread acceptance or that localities will adopt zoning ordinances permitting the location of manufactured home areas. The inability of the manufactured home industry to gain such acceptance and zoning ordinances could have a material adverse effect on our financial condition or results of operations.

Reliance on Executive Officers
Cavalier's success depends highly upon the personal efforts and abilities of its current executive officers. Specifically, Cavalier relies on the efforts of its Chairman of the Board, Barry B. Donnell (who retired as an executive officer as of December, 31, 2004 but will continue to serve as Cavalier's Chairman of the Board), its President and Chief Executive Officer, David A. Roberson, its Chief Operating Officer, Gregory A. Brown, and its Vice President, Chief Financial Officer and Secretary-Treasurer, Michael R. Murphy. The loss of the services of one or more of these individuals could have a material adverse effect upon our business. We do not have employment or non-competition agreements with any of our executive officers. Our ability to continue to work through the industry's current downturn will depend upon our ability to attract and retain experienced management personnel.

Potential Adverse Effects of Regulation
Cavalier is subject to a variety of federal, state and local laws and regulations affecting the production, sale, financing and insuring of manufactured housing. We suggest you read the section above under the heading "Regulation" for a description of many of these laws and regulations. Cavalier's failure to comply with such laws and regulations could expose us to a wide variety of sanctions, including closing one or more manufacturing facilities. Governmental bodies have regulatory matters affecting our operations under continuous review and we

cannot predict what effect (if any) additional laws and regulations promulgated by HUD would have on us or the manufactured housing industry. Failure to comply with laws or regulations applicable to or affecting Cavalier, or the passage in the future of new and more stringent laws affecting Cavalier, may adversely affect us.

Compliance with Environmental Laws
Federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment govern Cavalier's operations. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies and entities, to impose fines and penalties. The requirements of such laws and enforcement policies have generally become stricter in recent years. Accordingly, we cannot assure investors that we will not be required to incur response costs, remediation expenses, fines, penalties or other similar damages, expenses or liabilities, or to incur operational shut-downs, business interruptions or similar losses, associated with compliance with environmental laws and enforcement policies that either individually or in the aggregate would have a material adverse effect on our results of operations or financial condition.

Warranty Claims
Cavalier is subject to warranty claims in the ordinary course of its business. Although we maintain reserves for such claims, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on Cavalier's results of operations.

Litigation
We suggest that you read Item 3, Legal Proceedings, below, for description of certain risk factors associated with litigation.

Volatility of Stock Price
The Company's common stock is currently traded on the American Stock Exchange. The market price of the Company's common stock may be subject to significant fluctuations in response to variations in the Company's operating results and other factors affecting the Company specifically, the manufactured housing industry generally, and the stock market generally.

Requirements of the Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act ("SOX") of 2002 has introduced many new requirements applicable to the Company regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act that management issue a report on the Company's internal controls over financial reporting and for the Company's independent registered public accountant to attest to management's report. Section 404 currently is applicable only to "accelerated filers," which determination is made at the end of the second fiscal quarter of each year. Due to the increase in the Company's stock price during 2004, the Company was designated an "accelerated filer" as of June 26, 2004. As a result of the Company's "accelerated filer" status, the Company is required to comply with Section 404 beginning with the fiscal year ending December 31, 2004. The Company devoted substantial time and incurred substantial costs during 2004 in an attempt to comply timely with the requirements of Section 404. The compliance efforts included attestation fees paid to the independent registered public accounting firm and to a lesser extent consulting fees to other parties to support management's assessment activities. The Securities and Exchange Commission extended the compliance deadline for accelerated filers meeting certain criteria, allowing an extra 45 days for such filers to include management's report on internal controls and the independent registered public accountant's attestation of such report in an amendment to the previously-filed annual report for the 2004 fiscal year. The Company has taken advantage of this extension, and hopes to file management's report on the Company's internal controls and the attestation of the Company's independent registered public accountants within the 45-day extension period. There can be no assurance that the Company will be successful in complying with Section 404 during the required time period. Failure to do so could result in penalties and additional expenditures to meet the requirements which could affect the ability of our auditors to issue an unqualified report on the 404 audit report.

Available Information
You can find additional information regarding our executive officers and Board of Directors in the Proxy Statement relating to our 2005 Annual Meeting of Stockholders. In addition, we periodically file reports and other information with the Securities and Exchange Commission ("SEC") under the *Securities Exchange Act of 1934.* You can read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, NW,

Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The public reports, proxy and information statements filed with the SEC of electronic filers can be accessed via the SEC's Internet website *(http://www.sec.gov).* Additionally, you may request copies of our documents by calling our Investor Relations Department at (256) 747-9800; or visit our website. Our Internet website is *http://www.cavhomesinc.com.* We make available, free of charge, through the Investor Relations portion of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the *Securities Exchange Act of 1934*, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 2. PROPERTIES (dollars in thousands)

The following table sets forth the location and approximate square footage for each principal facility of the Company, separated by segment, as of December 31, 2004:

Location	Use (Number of Facilities)	Approximate Square Footage	Owned/ Leased	(a)
Home Manufacturing - operating				
Addison, Alabama	Manufacturing facilities (2)	364,000	Owned	
Hamilton, Alabama	Manufacturing facility (1)	200,000	Owned	
Millen, Georgia	Manufacturing facilities (2)	179,000	Owned	
Nashville, North Carolina	Manufacturing facility (1)	182,000	Owned	
Ft. Worth, Texas	Manufacturing facility (1)	104,000	Owned	(c)
Home Manufacturing - idled				(b)
Addison, Alabama	Manufacturing facilities (2)	180,000	Owned	
Adrian, Georgia	Manufacturing facility (1)	107,000	Owned	
Conway, Arkansas	Manufacturing facility (1)	222,000	Owned	
Cordele, Georgia	Manufacturing facility (1)	179,000	Owned	
Shippenville, Pennsylvania	Manufacturing facility (1)	120,000	Owned	
Winfield, Alabama	Manufacturing facility (1)	134,000	Owned	
Component Manufacturers				
Hamiliton, Alabama	Manufacturing facility (1)	60,000	Owned	
Haleyville, Alabama	Manufacturing facilities (2)	169,000	Owned	
Financial Services				
Hamilton, Alabama	Administrative Office	9,000	Owned	
General Corporate				
Addison,. Alabama	Administrative Office	10,000	Owned	
Wichita Falls, Texas	Administrative Office	1,000	Leased	

(a) Certain of the facilities listed as owned are financed under industrial development bonds.
(b) Certain of the idled facilities are leased to third parties under leasing arrangements, which, in some cases, include options to purchase.
(c) The Ft. Worth, Texas facility was idled subsequent to the 2004 year end.

In general, the manufacturing facilities are in good condition and are operated at capacities which range from approximately 40% to 65%, excluding idled facilities.

ITEM 3. LEGAL PROCEEDINGS

The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. The outcome of many of the cases in which the Company is involved or may in the future become involved cannot be predicted with any degree of reliability, and the potential exists for unanticipated material adverse judgments against the Company and its respective subsidiaries. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to the shareholders during the last quarter of the fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock began trading on the American Stock Exchange under the symbol "CAV" on March 5, 2004, having moved from the New York Stock Exchange. The following table sets forth, for each of the periods indicated, the reported high and low closing sale prices per share on the applicable exchange for the Company's common stock

	Closing Sales Price	
	High	Low
Year ended December 31, 2004		
Fourth Quarter	$ 5.99	$ 5.17
Third Quarter	5.85	3.88
Second Quarter	6.59	5.00
First Quarter	5.85	2.98
Year ended December 31, 2003		
Fourth Quarter	$ 3.12	$ 2.64
Third Quarter	3.01	1.99
Second Quarter	2.13	1.20
First Quarter	1.85	1.13

As of February 28, 2005, the Company had approximately 360 shareholders of record and 2,800 beneficial holders of its common stock, based upon information in securities position listings by registered clearing agencies upon request of the Company's transfer agent.

The Company discontinued payments of dividends in the fourth quarter of 2000. While the Company does not expect to recommence cash dividend payments in the foreseeable future, the future payment of dividends on the Company's common stock will be determined by the Board of Directors of the Company in light of conditions then existing, including the earnings of the Company and its subsidiaries, their funding requirements and financial conditions, certain loan restrictions and applicable laws and governmental regulations. The Company's present loan agreement contains restrictive covenants, which, among other things, limit the aggregate dividend payments and purchases of treasury stock to 50% of the Company's consolidated net income for the two most recent fiscal years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2004 regarding compensation plans (including individual compensation arrangements) under which common stock of the Company is authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)		(c)
Equity Compensation Plans Approved by Stockholders	2,033,386	$	8.52	1,071,969
Equity Compensation Plans not Approved by Stockholders	51,000	$	3.40	-
Total	2,084,386	$	8.39	1,071,969

See Note 7 to the Consolidated Financial Statements for information regarding the material features of the above plans. Each of the above plans provides that the number of shares with respect to which options may be granted, and the number of shares of Company common stock subject to an outstanding option, shall be proportionately adjusted in the event of a subdivision or consolidation of shares or the payment of a stock dividend on Company common stock, and the purchase price per share of outstanding options shall be proportionately revised.

Pursuant to a common stock repurchase program approved by the Company's Board of Directors, a total of 3,168,800 shares have been purchased at a cost of $24,842. The Company retired 2,151,500 of these shares at December 31, 1999, with the remaining shares being recorded as treasury stock. At December 31, 2004, the Company has authority under the program to acquire up to 831,200 additional shares.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data regarding the Company for the periods indicated. The statement of operations data, the balance sheet data, and other data of the Company for each of the years in the five year period ended December 31, 2004 have been derived from the consolidated financial statements of the Company. The Company's audited financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, including the notes thereto and the related report of Deloitte & Touche LLP, independent registered public accountants, are included elsewhere in this report. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements (including the Notes thereto) and the other financial information contained elsewhere in this report, and with the Company's consolidated financial statements and the notes thereto appearing in the Company's previously filed Annual Reports on Form 10-K.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)				
Statement of Operations Data					
Revenue:					
Home manufacturing net sales	$ 223,779	$ 237,215	$ 375,385	$ 347,535	$ 306,239
Financial services	2,444	2,673	2,690	3,088	4,878
Retail	7,938	7,948	7,908	6,968	16,842
Other	-	-	1,274	6,280	5,153
Total revenue	234,161	247,836	387,257	363,871	333,112
Cost of sales	192,419	208,687	332,964	309,656	292,810
Selling, general and administrative	38,340	43,171	62,649	66,690	85,430
Impairment and other related charges	209	750	6,064	1,003	6,975
Operating income (loss)	3,193	(4,772)	(14,420)	(13,478)	(52,103)
Other income (expense) - net	(857)	(685)	(756)	(655)	(251)
Income (loss) before income taxes	2,336	(5,457)	(15,176)	(14,133)	(52,354)
Income tax provision (benefit)	75	(518)	5,716	(600)	(19,129)
Equity in earnings (losses) of equity-method investees	980	369	384	(485)	(243)
Income (loss) before cumulative effect of change in accounting principle	3,241	(4,570)	(20,508)	(14,018)	(33,468)
Cumulative effect of change in accounting principle	-	-	(14,162)	-	-
Net income (loss)	$ 3,241	$ (4,570)	$ (34,670)	$ (14,018)	$ (33,468)
Basic net income (loss) per share, before cumulative effect of change in accounting principle	$ .18	$ (.26)	$ (1.16)	$ (.80)	$ (1.88)
Cumulative effect of change in accounting principle, net of tax	-	-	(.80)	-	-
Basic net income (loss) per share	$ .18	$ (.26)	$ (1.96)	$ (.80)	$ (1.88)
Diluted net income (loss) per share	$ .18	$ (.26)	$ (1.96)	$ (.80)	$ (1.88)
Cash dividend per share	$ -	$ -	$ -	$ -	$ .09
Weighted average number of shares outstanding	17,880	17,666	17,665	17,580	17,800
Weighted average number of shares outstanding, assuming dilution	18,178	17,666	17,665	17,580	17,800
Other Data					
Capital expenditures	$ 786	$ 327	$ 2,062	$ 3,496	$ 3,807
Balance Sheet Data					
Working capital	$ 12,967	$ 7,813	$ 12,346	$ 18,183	$ 27,213
Total assets	$ 98,230	$ 98,533	$ 130,071	$ 174,116	$ 187,595
Long-term debt	$ 11,400	$ 13,089	$ 22,643	$ 23,999	$ 24,054
Stockholders' equity	$ 45,167	$ 40,987	$ 45,536	$ 80,192	$ 94,318

Certain amounts from prior periods have been reclassified to conform to the current presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (dollars in thousands)

Overview

Cavalier Homes, Inc. and its subsidiaries produce, sell and finance manufactured housing. The manufactured housing industry is cyclical and seasonal and is influenced by many of the same economic and demographic factors that affect the housing market as a whole. As a result of the growth in the industry during much of the 1990s, the number of retail dealerships, manufacturing capacity and wholesale shipments expanded significantly, which ultimately created slower retail turnover, higher retail inventory levels and increased price competition. The industry also has been impacted by an increase in dealer failures, a severe reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels, each of which have contributed to a reduction in wholesale industry shipments to a 42 year low.

Industry/Company Shipments and Market Share

The Manufactured Housing Institute ("MHI") reported that wholesale floor shipments were down 3.1% in 2004, as compared to 2003. The cumulative decline from 1999 through 2004 of 60% is detailed in the following table.

	Floor Shipments									
	Nationwide					Cavalier's Core 11 States				
Year	Industry	Increase (decrease) from prior year	Cavalier	Increase (decrease) from prior year	Market Share	Industry	Increase (decrease) from prior year	Cavalier	Increase (decrease) from prior year	Market Share
1999	582,498		34,294		5.9%	284,705		30,070		10.6%
2000	431,787	-25.9%	18,590	-45.8%	4.3%	199,276	-30.0%	15,941	-47.0%	8.0%
2001	342,321	-20.7%	21,324	14.7%	6.2%	149,162	-25.1%	17,884	12.2%	12.0%
2002	304,370	-11.1%	21,703	1.8%	7.1%	124,127	-16.8%	18,039	0.9%	14.5%
2003	240,180	-21.1%	12,411	-42.8%	5.2%	87,265	-29.7%	10,584	-41.3%	12.1%
2004	232,824	-3.1%	10,772	-13.2%	4.6%	78,297	-10.3%	8,722	-17.6%	11.1%

During this industry downturn, the Company's shipments fell in 1999 and 2000 disproportionately to the industry decline which the Company believes was due to its strategy, early in the downturn, of working closely with its dealers to assist them in reducing retail inventories, which also lessened the Company's risk severity associated with dealer failures. The years 2001 and 2002 resulted in significant market share gains for the Company due mainly to the Company's aggressive marketing strategies, especially product offerings, which are core to its plan for returning to profitability. In 2003 and 2004, the Company believes its reduction in market share was due to several factors. External causes include an intensely competitive marketplace and a lack of chattel (home only) financing for all homes, especially single wide homes, in the industry, and internally, the Company's momentum was negatively impacted by the consolidation of its sales force and the closing of 7 home manufacturing facilities during 2003. For 2005, industry sources project a 5.1% increase in shipment levels with a seasonally slow first quarter and gradual improvement for the 2nd and 3rd quarters. The Company believes it is well-positioned to strengthen its competitive position in the marketplace going forward with a value-packed product line, including broader product offerings on price points as well as enhanced features and a line of modular homes.

Industry Finance Environment

A major factor contributing to the manufactured housing industry growth in the 1990s was relaxed credit standards, which ultimately resulted in a change in the financing approach in the industry due to underperforming manufactured housing loans. Throughout the past six years, the industry has been impacted significantly by reduced financing available at both the wholesale and retail levels, with several lenders exiting the marketplace or limiting their participation in the industry, coupled with more restrictive credit standards and increased home repossessions which re-enter home distribution channels and limit wholesale shipments of new homes. While the current industry trend is toward more land/home (real estate) financing rather than chattel or home only loans, additional chattel lending availability could result in renewed demand for single wide products. While land/home financing generally offers more favorable credit terms to the retail buyer of manufactured housing, the length of time involved in closing land/home transactions is greater. The much-anticipated infusion of new and competitive lending capacity, which the Company believes is essential to support demand at higher levels has not yet materialized. Until there is substantial entry of finance resources to the manufactured housing market, the Company believes a meaningful expansion for the industry will be delayed.

Raw Materials Costs and Gross Margin

Additionally, the Company's gross margin has been negatively impacted by (1) price increases in substantially all raw materials (certain prices continue to increase and show no signs of stabilization) and (2) overall commodity pressures (i.e. global demand and capacity constraints and rising oil prices). The Company is experiencing tightened supply from its traditional vendors of certain types of raw materials required for the production of its homes. The Company is working to obtain these and substitute products from other vendors, which are likely to result in higher than normal costs. While the Company seeks to offset rising costs through increasing its selling prices, sudden increases in costs, coupled with dealers' retail sales commitments, can affect the timing and ability of the Company to pass on its cost increases. The Company is uncertain at this time as to the impact the extent and duration of the increased prices will have on the Company's future revenue and earnings.

Capacity and Overhead Costs

In response to the continued weakening of the manufactured housing industry market conditions, the Company announced its decision to close six manufacturing facilities in the fourth quarter of 2002, one in July 2003, and one in February 2005. These facilities were located in Conway, Arkansas (2), Graham, Texas, Cordele, Georgia, Belmont, Mississippi, Haleyville, Alabama, Shippenville, Pennsylvania, and Fort Worth, Texas and collectively employed approximately 1,250 people. The Company has shifted a substantial part of the production from these plants (with the exception of the Pennsylvania plant) to one or more of the Company's operating plants. The remaining plants will also handle dealer sales and customer service for the Company's homes. On the retail side, the Company closed one retail sales center in August 2003. In terms of operating costs, the Company has made cost reductions in virtually all areas of operations, including its exclusive dealer and marketing programs and its administrative personnel and associated costs. Altogether, the Company has had a net reduction in its production and administrative workforce of approximately 64% since December 31, 1998. The Company is continuing to evaluate its options regarding capacity, cost and overhead issues, the need for further plant, retail and other consolidations, reductions, idling and closings and methods designed to address the Company's financial performance in light of developing market and business conditions. The Company can give no assurance as to which one or more of these options, if any, it may ultimately adopt, and, if adopted, whether and to what extent these actions will have an effect on the financial condition and results of operations of the Company.

Debt and Liquidity

During 2004, the Company reduced long-term debt by $3,431 from $16,536 to $13,105.

	Industrial Development Bonds	Real Estate Term Loan	Totals
Balance, beginning of year	$ 7,641	$ 8,895	$ 16,536
Principal repayments:			
Scheduled	(1,393)	(341)	(1,734)
From proceeds of property sales	-	(1,697)	(1,697)
Balance, end of year	$ 6,248	$ 6,857	$ 13,105

The Company improved its overall debt position by making scheduled principal repayments as well as making additional principal repayments from proceeds from sales of certain property. While significantly reducing debt, the Company's cash position at December 31, 2004 remained good. As is customary for the Company, most of its manufacturing operations are idle during the final two weeks of the year for vacations, holidays and reduced product demand, during which time the Company collects the majority of its outstanding receivables, resulting in higher year end cash balances than at other quarter ends.

Outlook

The Company's net income in 2004 was primarily due to its participation in building single-section homes as part of the Federal Emergency Management Agency's ("FEMA") disaster relief for victims of the 2004 hurricanes. Shipments under the FEMA contract were completed as of December 31, 2004. For 2005, the Company expects the market will likely remain sluggish for some time, owing in part to seasonality. The recent industry downturn has reduced excess dealer inventory to the point that an increase in demand will likely translate more directly into new orders. Meanwhile, the market for repossessed homes appears to be firming in both price and quantity. However, the much-anticipated infusion of new and competitive lending capacity, which the Company believes is essential to support demand at higher levels, has not yet materialized. Until there is substantial entry of finance resources to the manufactured housing market, the Company believes a meaningful expansion for the industry will be delayed. The Company expects to report a loss for the first quarter of 2005 due primarily to the seasonality of the period, high raw materials prices as discussed above, and employee termination costs that will be incurred (mostly in the first quarter) in connection with the closing of the Texas facility of approximately $800 - $900. Longer-term, however, the Company believes the steps taken to reduce its costs and lower its breakeven point will position it to return to profitable operations later in 2005 and strengthen its competitive position in the marketplace going forward. However, the Company is uncertain at this time as to the impact the extent and duration of the general economic conditions and adverse industry conditions will have on the Company's future revenue and earnings. While the Company currently expects the results of operations for the first quarter of 2005 to be a loss, changes in general economic conditions that affect consumer purchases, availability of adequate financing sources, increases in repossessions or dealer failures could affect the results of operations of the Company.

Results of Operations

The following table summarizes certain financial and operating data including, as applicable, the percentage of total revenue:

	For the Year Ended December 31,					
STATEMENT OF OPERATIONS DATA	2004		2003		2002	
Revenue:						
Home manufacturing net sales	$ 223,779		$ 237,215		$ 375,385	
Financial services	2,444		2,673		2,690	
Retail	7,938		7,948		7,908	
Other	-		-		1,274	
Total revenue	234,161	100.0%	247,836	100.0%	387,257	100.0%
Cost of sales	192,419	82.2%	208,687	84.2%	332,964	86.0%
Gross profit	41,742	17.8%	39,149	15.8%	54,293	14.0%
Selling, general and administrative	38,340	16.4%	43,171	17.4%	62,649	16.2%
Impairment and other related charges	209	0.1%	750	0.3%	6,064	1.6%
Operating income (loss)	3,193	1.4%	(4,772)	-1.9%	(14,420)	-3.7%
Other income (expense):						
Interest expense	(1,075)	-0.5%	(1,065)	-0.4%	(1,495)	-0.4%
Other, net	218	0.1%	380	0.2%	739	0.2%
	(857)		(685)		(756)	
Income (loss) before income taxes	2,336		(5,457)		(15,176)	
Income taxes provision (benefit)	75		(518)		5,716	
Equity in earnings of equity-method investees	980		369		384	
Income (loss) before cumulative effect of change in accounting principle	3,241		(4,570)		(20,508)	
Cumulative effect of change in accounting principle	-		-		(14,162)	
Net income (loss)	$ 3,241	1.4%	$ (4,570)	-1.8%	$ (34,670)	-9.0%

OPERATING DATA	For the Year Ended December 31, 2004		2003		2002	
Home manufacturing sales:						
Floor shipments	10,772		12,411		21,703	
Home shipments						
Single section	1,949	30.8%	873	13.1%	2,235	18.7%
Multi section	4,387	69.2%	5,769	86.9%	9,734	81.3%
Total shipments	6,336	100.0%	6,642	100.0%	11,969	100.0%
Shipments to company owned retail locations	(175)	-2.8%	(140)	-2.1%	(187)	-1.6%
FEMA Shipments	(1,023)	-16.1%	-	0.0%	-	0.0%
Wholesale shipments to independent retailers	5,138	81.1%	6,502	97.9%	11,782	98.4%
Retail sales:						
Single section	49	25.7%	51	24.9%	73	33.5%
Multi section	142	74.3%	154	75.1%	145	66.5%
Total sales	191	100.0%	205	100.0%	218	100.0%
Cavalier produced homes sold	165	86.4%	179	87.3%	188	86.2%
Used homes sold	26	13.6%	26	12.7%	30	13.8%
Other operating data:						
Installment loan purchases	$ 33,323		$ 37,780		$ 45,054	
Capital expenditures	$ 786		$ 327		$ 2,062	
Home manufacturing facilities (operating)**	7		7		8	
Independent exclusive dealer locations	127		129		220	
Company-owned retail locations	4		3		4	

** includes Ft. Worth facility closed subsequent to year-end

2004 Compared to 2003

Revenue

Total revenue for 2004 was $234,161, decreasing $13,675, or 5.5%, from 2003 revenue of $247,836.

Home manufacturing net sales accounted for virtually the entire decrease, falling to $223,779. Home manufacturing net sales in 2003 were $237,215. Home shipments decreased 4.6%, with floor shipments decreasing by 13.2%. Single-section home shipments, as a percentage of total shipments, increased to 30.8% in 2004 from 13.1% in 2003, due primarily to the Company's participation in building single-section homes as part of the FEMA disaster relief for victims of the 2004 hurricanes, of which 1,023 homes were shipped in 2004. 53% of home shipments in 2004 and 49% of home shipments in 2003 were to exclusive dealers. Actual shipments of homes for 2004 were 6,336 versus 6,642 in 2003. Cavalier attributes the decrease in sales and shipments primarily to continuing adverse industry conditions which effects were partially offset by the FEMA units shipped. Despite the Company's increase in sales prices to try and offset the increase in raw materials prices, the average price of homes sold remained about the same from $36,500 in 2003 to $36,400 in 2004, which was due to the higher number of single-section homes sold as a result of the FEMA units shipped. The single-section homes have a lower selling price than multi-section homes.

Inventory of the Company's product at all retail locations, including Company-owned retail sales centers, decreased 0.5% to approximately $99,500 at December 31, 2004 from $100,000 at year end 2003. At its peak in June 1999, dealer inventory approximated $314,000.

Revenue from the financial services segment decreased slightly for 2004 at $2,444 compared to $2,673 in 2003. For 2004, CIS Financial Services, Inc. ("CIS"), the Company's wholly-owned finance subsidiary, purchased contracts of $33,323 and sold installment contracts totaling $31,905. In 2003, CIS purchased contracts of $37,780 and re-sold installment contracts totaling $35,953. CIS does not retain the servicing function and does not earn the interest income on these re-sold loans.

Revenue from the retail segment was $7,938 for 2004 compared to $7,948 for 2003.

Gross Profit

Gross profit was $41,742 or 17.8% of total revenue, for 2004, versus $39,149 or 15.8% of total revenue in 2003. The $2,593 increase in gross profit is primarily the result of lower trailing costs associated with the plants closed during the last quarter of 2002 and the third quarter of 2003 and sales price increases in 2004 over 2003. However, the Company's gross margin has been negatively impacted by (1) price increases in substantially all raw materials (certain prices continue to increase and show no signs of stabilization) and (2) overall commodity pressures (i.e. global demand and capacity constraints and rising oil prices). Despite the Company's increase in sales prices to try and offset the increase in raw materials price, the average price of homes sold remained about the same. This was due to the higher number of single-section homes sold as a result of the FEMA units shipped. The single-section homes have a lower selling price than multi-section homes.

Selling, General and Administrative

Selling, general and administrative expenses during 2004 were $38,340 or 16.4% of total revenue, versus $43,171 or 17.4% of total revenue in 2003 a decrease of $4,831, or 11.2%. The overall decrease includes a $478 decrease in advertising and promotion cost, including cost to support the exclusive dealer program, a decrease of $1,371 in employees benefits costs (primarily health insurance), a decrease in service expenses of $2,730, which were partially offset by increases in audit and accounting fees of $889 due to expenses associated with compliance efforts under the SOX Act of 2002. The SOX compliance efforts included attestation fees paid to the independent registered public accounting firm and to a lesser extent consulting fees to other parties to support management's assessment activities. Included in 2003 were recoveries of $475 from an insurance subrogation matter and $251 from a dealer of a prior period loss.

Impairment and Other Related Charges

During 2004, the Company recorded impairment and other related charges of $209 ($209 after tax or $0.01 per basic and diluted share) related to the closing of a home manufacturing facility. The total charge consisted of writedowns for property, plant and equipment. Charges for involuntary termination benefits will be recorded as incurred, primarily during the first quarter of 2005. During 2003, impairment and other related charges totaling $750 ($750 after tax or $0.04 per diluted share) relating to the closing of a home manufacturing facility, the pending sale of another home manufacturing facility and the closing of an underperforming retail location in August 2003. The charge included writedowns of $551 for property, plant and equipment and $199 for involuntary termination benefits which were recorded as incurred and paid.

Operating Income (Loss)

Operating income for 2004 was $3,193, compared to an operating loss of $4,772 in 2003. Segment operating results were as follows. (1) Home manufacturing operating income, before intercompany eliminations, was $8,347 in 2004 as compared to a loss of $1,124 in 2003. The increased home manufacturing operating income is primarily due to improved gross profit, improved selling, general, and administrative expenses, and the Company's participation in building single-section homes as part of the FEMA disaster relief for victims of the 2004 hurricanes as discussed above. (2) Financial services operating income was $539 in 2004 as compared to income of $537 in 2003. (3) The retail segment's operating loss increased from $41 in 2003 to $113 in 2004 primarily due to startup costs associated with a new retail location opened in the fourth quarter of 2004 and income from a 2003 release of the Company from a recourse liability that did not recur in 2004. (4) General corporate operating expense, which is not identifiable to a specific segment, increased from $4,439 in 2003 to $5,411 in 2004 primarily due to expenses associated with compliance efforts under the SOX Act of 2002. The SOX compliance efforts included attestation fees paid to the independent registered public accounting firm and to a lesser extent consulting fees to other parties to support management's assessment activities.

Other Income (Expense)

Interest expense remained consistent primarily due to lower debt amounts outstanding offset somewhat by a higher rate on amounts outstanding.

Other, net is comprised primarily of interest income (unrelated to financial services). Other, net decreased $162 due to lower interest income rates earned in 2004 on invested funds.

Income (Loss) before Income Taxes
The Company's 2004 pre-tax income was $2,336, reflecting a 142.8% improvement over the pre-tax loss of $5,457 in 2003, due to the factors discussed above.

Income Taxes
The Company recorded an income tax provision of $75 in 2004 for state income taxes payable for subsidiaries in states for which the Company does not have a net operating loss carry-forward. In 2003, the Company recognized an income tax benefit of $518 primarily representing adjustments to prior years' tax provisions that became appropriate given the results of the recent Internal Revenue Service audit of the Company's federal income tax returns; however, the Company did not record any tax benefit for net operating losses in 2003 because management believed it was no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.

Equity in Earnings of Equity-Method Investees
The Company's equity in earnings of equity-method investees was $980 for 2004 as compared to $369 for 2003. The overall increase was due primarily to the improved operations at one of the Company's equity-method investees and to the undistributed earnings from the investment in the last half of 2004 of another equity-method investee.

Net Income (Loss)
The Company's net income for 2004 was $3,241 or $0.18 per diluted share, as compared to a net loss of $4,570 or $0.26 per diluted share in 2003.

2003 Compared to 2002

Revenue
Total revenue for 2003 was $247,836, decreasing $139,421, or 36.0%, from 2002 revenue of $387,257.

Home manufacturing net sales accounted for virtually the entire decrease, falling to $237,215. Home manufacturing net sales in 2002 were $375,385. Home shipments decreased 44.5%, with floor shipments decreasing by 42.8%. Cavalier attributes the decrease in sales and shipments to an intensely competitive marketplace, a lack of chattel (home only) financing for all homes, especially single wide homes in the industry, a loss of momentum in the consolidation of its sales force and the closing of seven home manufacturing facilities. Multi-section home shipments, as a percentage of total shipments, continued to increase from 81.3% of shipments in 2002 to 86.9% of shipments in 2003 in response to increasing consumer demand and more favorable terms and availability of financing for multi-section homes as compared to single-section homes which historically have been financed on a home-only (chattel) type of loan which in recent years has not performed as well as mortgage loans. The average price of homes sold increased $4,600 from $31,900 in 2002 to $36,500 in 2003. Actual shipments of homes for 2003 were 6,642 versus 11,969 in 2002. Of these shipments, 49% in 2003 and 55% in 2002 were to exclusive dealers.

Inventory of the Company's product at all retail locations, including Company-owned retail sales centers, decreased 34% to approximately $100,000 at December 31, 2003 from $151,000 at year end 2002. At its peak in June 1999, dealer inventory approximated $314,000. This reduction in retail inventory is due to (1) a decrease in the number of retail locations carrying the Company's product from almost 1,100 at the end of 1999 to less than 600 at December 31, 2003 and (2) lower average levels of inventory carried on dealers' lots from 14 floors in 1999 to nine floors at December 31, 2003.

Revenue from the financial services segment decreased slightly for 2003 at $2,673 compared to $2,690 in 2002. For 2003, CIS Financial Services, Inc. ("CIS") purchased contracts of $37,780 and re-sold installment contracts totaling $35,953. In 2002, CIS purchased contracts of $45,054 and sold installment contracts totaling $38,313. CIS does not retain the servicing function and does not earn the interest income on these re-sold loans.

Revenue from the retail segment was $7,948 for 2003 compared to $7,908 for 2002. In August 2003, the Company closed one under-performing retail location, bringing the number of company-owned stores to three at December 31, 2003.

Other revenue consists mainly of revenue from the Company's supply business, which in 2002 primarily sold its products outside the Company. Revenues from external customers decreased to $0 for 2003 compared to $1,274 during 2002 due to the scaled back operations of the supply company which was subsequently sold during the third quarter of 2002.

Gross Profit

Gross profit was $39,149 or 15.8% of total revenue, for 2003, versus $54,293 or 14.0% of total revenue in 2002. The $15,144 decrease in gross profit is primarily the result of the reduction in sales. The improved gross profit percentage is primarily due to an average sales price increase; however, the Company's gross margin has been negatively impacted by (1) price increases in substantially all raw materials (certain prices continue to increase and show no signs of stabilization) and (2) overall commodity pressures (i.e. global demand and capacity constraints and rising oil prices).

Selling, General and Administrative

Selling, general and administrative expenses during 2003 were $43,171 or 17.4% of total revenue, versus $62,649 or 16.2% of total revenue in 2002 a decrease of $19,478, or 31.1%. The overall decrease includes a $5,701 reduction in advertising and promotion cost, including cost to support the exclusive dealer program, a decrease of $3,206 in employees benefits costs (primarily health insurance), including a benefit received in 2002 of $1,163 from the settlement of a 1998 insurance claim related to the Company's employee benefit plans, a $5,640 decrease in salaries, wages and incentive compensation, and a decrease in inventory repurchase charges of $2,527. With the exception of the reduction in inventory repurchase charges, the aforementioned reduction in selling, general and administrative expenses were primarily due to the elimination of costs at closed facilities, namely personnel related costs for approximately 1,100 terminated employees.

Impairment and Other Related Charges

During 2003, the Company recorded impairment and other related charges of $750 ($750 after tax or $0.04 per diluted share) related to the closing of a home manufacturing facility, the pending sale of another home manufacturing facility and the closing of an underperforming retail location. The charge included writedowns of $551 for property, plant and equipment and $199 for involuntary termination benefits which were recorded as incurred and paid. Impairment and other related charges totaling $6,064 ($5,253 after tax or $0.30 per diluted share) were recorded in 2002 in connection with the closing of six home manufacturing facilities. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees.

Operating Income (Loss)

Operating loss for 2003 was $4,772, compared to an operating loss of $14,420 in 2002. Segment operating results were as follows. (1) Home manufacturing operating loss, before intercompany eliminations, was $1,124 in 2003 as compared to a loss of $8,061 in 2002. The reduction in operating loss is primarily due to the decrease in impairment and other related charges noted above. (2) Financial services operating income was $537 in 2003 as compared to a loss of $22 in 2002 due to an improved level of selling, general and administrative expenses related to cost reduction efforts. (3) The retail segment's operating loss decreased from $222 in 2002 to $41 in 2003 primarily due to higher gross margin and decreased selling, general and administrative expenses. (4) The other segment operating loss improved from $140 in 2002 to $0 in 2003 due mainly to the scaled back operations of a supply company which was subsequently sold during the third quarter of 2002. (5) General corporate operating expense, which is not identifiable to a specific segment, improved from $5,930 in 2002 to $4,439 in 2003 primarily due to a reduction in salaries expense.

Other Income (Expense)

Interest expense decreased $430 primarily due to lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services). Other, net decreased $359 due primarily to lower interest income rates earned in 2003 on invested funds.

Income (Loss) before Income Taxes

The Company's 2003 pre-tax loss was $5,457, reflecting a 64.0% improvement over the pre-tax loss of $15,176 in 2002, due primarily to improvements in impairment and other related charges and selling, general and administrative expenses offset by lower sales as discussed above.

Income Taxes
In 2003, the Company recognized an income tax benefit of $518 primarily representing adjustments to prior years' tax provisions that became appropriate given the results of the recent Internal Revenue Service audit of the Company's federal income tax returns; however, the Company did not record any tax benefit for net operating losses in 2003 because management believed it was no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The Company recorded an income tax provision of $5,716 in 2002.

Equity in Earnings of Equity-Method Investees
The Company's equity in earnings of equity-method investees was $369 in 2003 compared to $384 in 2002.

Net Income (Loss)
The Company's net loss for 2003 was $4,570 or $0.26 per diluted share, as compared to a net loss of $34,670 or $1.96 per diluted share in 2002.

Liquidity and Capital Resources

	Balances as of December 31,		
(dollars in thousands)	2004	2003	2002
Cash, cash equivalents & certificates of deposit	$ 31,674	$ 32,393	$ 34,939
Working capital	$ 12,967	$ 7,813	$ 12,346
Current ratio	1.3 to 1	1.2 to 1	1.2 to 1
Long-term debt	$ 11,400	$ 13,089	$ 22,643
Ratio of long-term debt to equity	0.3 to 1	0.3 to 1	0.5 to 1
Installment loan portfolio	$ 8,839	$ 10,114	$ 10,977

Operating activities provided net cash of $1,144 in 2004 and used net cash of $3,011 in 2003. The change in operating activities is primarily due to the Company's participation in building single-section homes as part of the FEMA disaster relief for victims of the 2004 hurricanes.

The Company's capital expenditures were $786 for 2004, as compared to $327 for 2003. Capital expenditures during these periods included normal property, plant and equipment additions and replacements. The Company received proceeds from the sales of property, plant and equipment of $2,320 for 2004, as compared to $6,294 for 2003.

The decrease in long-term debt was due to scheduled principal payments of $1,734 and a $1,697 pay-down on the real estate term loan from a portion of the proceeds from property sales.

On October 26, 2004, the Company amended its credit facility (the "Credit Facility") with its primary lender, to extend the maturity date under the revolving line of credit available under the Credit Facility to April 2007. A director of the Company served as the president of the primary lender until August 31, 2004. The Credit Facility is comprised of a revolving line of credit which provides for borrowings (including letters of credit) up to $25,000 and a real estate term loan (14 year) component of $10,000 which are cross-secured and cross-defaulted. The amount available under the revolving line of credit, up to $25,000, is equal to the lesser of an amount based on defined percentages of accounts and notes receivable and inventories or certain levels of tangible net worth plus all treasury stock purchases after December 31, 2003, as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

At December 31, 2004, $8,891 was available under the revolving line of credit, after deducting letters of credit of $6,109. The Company did not have any amounts outstanding under the revolving line of credit as of December 31, 2004 or 2003.

The applicable interest rates under the revolving line of credit are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The real estate term loan agreement contained in the Credit Facility provides for borrowings of $10,000, of which $6,857 was outstanding at December 31, 2004 and $8,895 was outstanding at December 31, 2003. Interest on the term note is fixed for a period of five years from issuance at 6.5% and may be adjusted at 5 and 10 years. Amounts outstanding under the real estate term loan are collateralized by certain plant facilities and equipment.

The Credit Facility, as amended, contains certain restrictive and financial covenants which, among other things, limit the Company's ability, without the lender's consent, to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $1,000, excluding floor plan notes payable which cannot exceed $3,000 and (iv) make annual capital expenditures in excess of $1,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of debt to tangible net worth ratio (not to exceed 2.5 to 1) and cash flow to debt service ratio of not less than 1.35 to 1 commencing with the year ending December 31, 2005 and 1.5 to 1 for the years ending December 31, 2006 and thereafter, and to maintain a current ratio, as defined, of at least 1.0 to 1 and consolidated tangible net worth of at least $23,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants. At December 31, 2004, the Company was in compliance with its debt covenants.

Since its inception, CIS has been restricted in the amount of loans it could purchase based on underwriting standards, as well as the availability of working capital and funds borrowed under the Company's credit line with its primary lender. From time to time, the Company evaluates the potential to sell all or a portion of its remaining installment loan portfolio, in addition to the periodic sale of installment contracts purchased by CIS in the future. CIS is currently re-selling loans to other lenders under various retail finance contracts. The Company believes the periodic sale of installment contracts under these retail finance agreements will reduce requirements for both working capital and borrowings, increase the Company's liquidity, reduce the Company's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. There can be no assurance, however, that additional sales will be made under these agreements, or that CIS and the Company will be able to realize the expected benefits from such agreements.

The Company currently believes existing cash and funds available under the Credit Facility, together with cash provided by operations, will be adequate to fund the Company's operations and plans for the next twelve months. However, there can be no assurances to this effect. If it is not, or if the Company is unable to remain in compliance with its covenants under its Credit Facility, the Company would seek to maintain or enhance its liquidity position and capital resources through modifications to or waivers under the Credit Facility, incurrence of additional short or long-term indebtedness or other forms of financing, asset sales, restructuring of debt, and/or the sale of equity or debt securities in public or private transactions, the availability and terms of which will depend on various factors and market and other conditions, some of which are beyond the control of the Company.

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. The Company's manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. The Company's sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. Throughout the past five years the industry has been impacted significantly by reduced financing available at both the wholesale and retail levels, with several lenders exiting the marketplace or limiting their participation in the industry, coupled with more restrictive credit standards and increased home repossessions which re-enter home distribution channels and limit wholesale shipments of new homes. Unfavorable changes in these factors and terms of financing in the industry may have a material adverse effect on Cavalier's results of operations or financial condition.

Off-Balance Sheet Arrangements
The Company's material off-balance sheet arrangements consist of repurchase obligations, guarantees and letters of credit. Each of these arrangements is discussed below under Contractual Obligations and Commitments.

Contractual Obligations and Commitments (dollars in thousands)
The following table summarizes contractual obligations of the Company at December 31, 2004. For additional information related to these obligations, see Note 5 to the Consolidated Financial Statements. This table excludes long-term obligations for which there is no definite commitment period. The Company's debt consists primarily of fixed rate debt. However, there is one bond that has a variable interest rate. The Company estimated the interest payments due for this bond using 2.5% which is a slight increase from the latest applicable interest rate.

	Payments Due by Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Industrial development revenue bond issues	$ 6,248	$ 1,337	$ 2,545	$ 1,865	$ 501
Real estate term loan	6,857	368	812	925	4,752
Interest	3,951	694	1,186	767	1,304
Total contractual cash obligations	$ 17,056	$ 2,399	$ 4,543	$ 3,557	$ 6,557

The following table summarizes contingent commitments of the Company at December 31, 2004, including contingent repurchase obligations, guarantees of debt for equity-method investees and letters of credit. For additional information related to these contingent obligations, see Note 10 to the Consolidated Financial Statements and Critical Accounting Estimates below. Contingent insurance plans' retrospective premium adjustments are excluded from this table as there is no definite expiration period (see Critical Accounting Estimates below). Future minimum lease payments are excluded from this table because they are not significant.

	Amount of Commitment Expiration per Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Repurchase obligations (1)	$ 73,000	$ 13,000	$ 60,000	$ -	$ -
Guarantees (2)	1,066	205	326	304	231
Letters of credit (3)	6,109	6,109	-	-	-
Total commitments	$ 80,175	$ 19,314	$ 60,326	$ 304	$ 231

(1) For a complete description of the contingent repurchase obligation, see Critical Accounting Estimates - Reserve for repurchase commitments. Although the commitments outstanding at December 31, 2004 have a finite life, these commitments are continually replaced as the Company continues to sell its manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. The cost, net of recoveries, of these contingent repurchase obligations to the Company was $(291) (2004), $(181) (2003), and $2,347 (2002). The Company has a reserve for repurchase commitments of $2,052 (2004) and $3,070 (2003) based on prior experience and an evaluation of dealers' financial conditions.

(2) The Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. The guarantees are limited to 40% of the outstanding debt. At December 31, 2004, $2,664 was outstanding under the guarantees, of which the Company had guaranteed $1,066. One of the companies has a lease purchase agreement with a third party to sell a facility financed by debt that the Company has guaranteed.

(3) The Company has provided letters of credit to providers of certain of its surety bonds and insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The outstanding letters of credit reduce amounts available under the Company's Credit Facility. The Company has recorded insurance expense based on anticipated losses related to these policies.

Critical Accounting Estimates

Cavalier follows certain significant accounting policies when preparing our consolidated financial statements as summarized in Note 1 to the Consolidated Financial Statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis and use historical experience factors, current economic conditions and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying the accounting treatment with respect to commitments and contingencies. Actual results could differ from these estimates under different assumptions or conditions. The following is a list of the accounting policies that we believe are most important to the portrayal of our financial condition and results of operations that require our most difficult, complex or subjective judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Product Warranties

Cavalier provides the initial retail homebuyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and current industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts and warranty costs related to homes sold and any outstanding service work orders. We have a reserve for estimated warranties of $13,255 (2004) and $13,475 (2003). Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims or per claim costs exceeding our current warranty expense levels could have a material adverse effect on Cavalier's results of operations.

Insurance

Cavalier's workers' compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, we incur insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. We were contingently liable at December 31, 2004 for future retrospective premium adjustments up to a maximum of approximately $21,600 in the event that additional losses are reported related to prior years. We recorded an estimated liability of approximately $5,401 (2004) and $5,324 (2003) related to these contingent claims. Claims exceeding our current expense levels could have a material adverse effect on Cavalier's results of operations.

Reserve for repurchase commitments

Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions, which have provided wholesale floor plan financing to dealers. A majority of Cavalier's sales are made to dealers located primarily in the South Central and South Atlantic regions of the United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by (1) sales of our manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for approximately 1.9% of sales in 2004; (2) the price that Cavalier is obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 to 24 months) and (3) Cavalier historically has been able to resell homes repurchased from lenders. Cavalier reviews the aging of retail dealers' inventory to estimate the amount of inventory subject to repurchase obligation which is used to calculate the fair value of the floor plan guarantees. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who, we believe, are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased. The maximum amount for which we are contingently liable under such agreements approximated $73,000 at December 31, 2004. Changes in the level of retail inventories in the manufactured housing industry, either up or down, can have a significant impact on the Company's operating results. The deterioration in the availability of retail financing, along with significant competition from repossessed homes, has already extended the inventory adjustment period beyond what was originally expected. If these trends were to continue, or if retail demand were to significantly weaken further, the inventory overhang could result in even greater intense price competition, cause further pressure on profit margins within the industry, and have a material adverse effect on Cavalier. The Company's inventory at all retail locations, including Company-owned retail sales centers, declined 34% in 2003 from 2002 and remained consistent from 2003 to 2004. Cavalier believes that inventories of its homes are approaching levels which are more consistent with retail demand, due in part to the Company's emphasis on working with its dealers to reduce retail inventories, although we cannot provide investors assurances to this effect. In spite of these efforts, significant unfavorable developments or further deterioration within the industry would undoubtedly have an adverse impact on Company operating results. We have a reserve for repurchase commitments of $2,052 (2004) and $3,070 (2003). The provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34,* are applicable to the Company's repurchase commitments. However, based on the Company's evaluation, the impact of adopting FIN 45 was not material to the consolidated financial statements. The Company intends to adopt the provisions of FIN 45 to new guarantees issued on or after January 1, 2005.

Impairment of Long-Lived Assets

Since the latter part of 1999, Cavalier and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we have idled, closed or sold 17 manufactured housing facilities, a portion of our insurance and premium finance business, a portion of our supply operations and 13 under-performing retail locations. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. This statement is effective for financial statements issued for years beginning after December 15, 2001. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. The entire amount of the goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors caused the Company to suffer significant losses from the last half of 1999 through the date of the initial valuation of goodwill under SFAS No. 142. The fair value of the home manufacturing unit was determined by a third party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value, which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was made during the first quarter of 2002.

Deferred Tax Asset

The Company has a full valuation allowance against net deferred income tax assets of $19,607 and $20,523 in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes,* for the years ended December 31, 2004 and 2003, respectively. Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a cumulative loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of SFAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Related Party Transactions

The Company purchased raw materials of approximately $17,680 and $14,580 from MSR Forest Products, LLC, and Alliance Homes, Inc. during 2004 and 2003, respectively. During 2002, the Company purchased raw materials of approximately $17,231 from WoodPerfect, Ltd., and MSR Forest Products, LLC. The Company owns a minority interest in WoodPerfect, Ltd. which in turn owns a minority interest in MSR Forest Products, LLC. The Company also directly owns a minority interest in MSR Forest Products and Alliance Homes, Inc.

The Company has a $25,000 revolving line of credit and $10,000 real estate term-loan agreement (the "Credit Facility") with its primary bank, First Commercial Bank, of which $6,536 was outstanding under the real estate term-loan component of the Credit Facility at December 31, 2004. Mr. Thomas A. Broughton, III, a director of the Company, served as the president of First Commercial Bank through August 31, 2004. The Company made payments to its lender in the amount of $694 (2004) $698 (2003), and $936 (2002) for interest, commitment, letter of credit and various bond related fees. See footnote 5 to the Consolidated Financial Statements for additional information regarding the Credit Facility.

The Company recorded net income (loss) of investees accounted for by the equity method of $980, $369, and $384 for the years ended December 31, 2004, 2003, and 2002, respectively. Additionally, the Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. For additional information related to these guarantees, see footnote (2) under Contractual Obligations and Commitments above.

The Company used the services of a law firm, Lowe, Mobley & Lowe, a partner of which, Mr. John W Lowe, is also a director of the Company. The Company paid legal fees to this firm of $346 (2004), $378 (2003), and $191 (2002). In addition, the law firm received, from the proceeds of the settlement of a Company insurance claim, an indirect legal fee payment of $562 in 2002.

Impact of Inflation

The Company generally has been able to increase its selling prices to offset increased costs, including the costs of raw materials. Sudden increases in costs as well as price competition, however, can affect the ability of the Company to increase its selling prices. The Company believes that the relatively moderate rate of inflation over the past several years has not had a significant impact on its sales or profitability, but can give no assurance that this trend will continue in the future.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities (also formerly referred to as special purpose entities) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities--an interpretation of ARB 51 (revised December 2003)* ("FIN 46R"), which includes significant amendments to previously issued FIN 46. Among other provisions, FIN 46R includes revised transition dates for public entities. Adoption of FIN 46R is required for financial statements issued after March 15, 2004. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34.* FIN 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. FIN 45 provisions were applied to the Company's reserve for repurchase commitments, however, the impact was not material. The Company intends to adopt the FIN 45 provisions for new guarantees beginning January 1, 2005.

In December 2004, the FASB issued SFAS No. 123R, *Accounting for Stock-Based Compensation, a revision of SFAS No. 123.* SFAS No.123R supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires the cost of employee services received in exchange for an award of equity instruments be recorded based on fair value on the grant date. The compensation cost will be recognized over the vesting period. The fair value will be remeasured annually at the reporting date. Adoption of SFAS 123R is required for financial statements issued after June 15, 2005. The Company is currently assessing the effects of the adoption of this statement on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position No. 109-1, *Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004* ("FSP FAS 109-1"). FSP FAS 109-1 states that the qualified production activities deduction should be accounted for as a special deduction and the special deduction should be considered in measuring deferred taxes when graduated tax rates are a significant factor and assessing whether a valuation allowance is necessary. This deduction is not available to the Company until it has utilized all of its net operating loss carry forwards. The Company's deferred tax assets are currently fully reserved.

In November 2004, the FASB issued Statement No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current period charges. SFAS 151 also requires that the "allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities." Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance". This statement becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently assessing the effects of the adoption of this statement on the Company's consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, *Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29.* SFAS No. 153 requires that exchange transactions that lack commercial substance be measured based on the recorded amount less impairment and not on the fair values of the exchanged assets. Exchange transactions that lack commercial substance are transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement becomes effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. The Company is exposed to interest rate risk inherent in its financial instruments, but is not currently subject to foreign currency or commodity price risk. The Company manages its exposure to these market risks through its regular operating and financing activities.

The Company purchases retail installment contracts from its dealers, at fixed interest rates, in the ordinary course of business, and periodically resells a majority of these loans to financial institutions under the terms of retail finance agreements. The periodic resale of installment contracts reduces the Company's exposure to interest rate fluctuations, as the majority of contracts are held for a short period of time. The Company's portfolio consists of fixed rate contracts with interest rates generally ranging from 7.0% to 15.0% and an average original term of 270 months at December 31, 2004. The Company estimated the fair value of its installment contracts receivable at $8,865 using discounted cash flows and interest rates offered by CIS on similar contracts at December 31, 2004.

The Company has one industrial development revenue bond issue and a revolving line of credit (of which no amounts were outstanding at December 31, 2004) that are exposed to interest rate changes. Since these borrowings are floating rate debt, an increase in short-term interest rates would adversely affect interest expense. Additionally, Cavalier has five industrial development revenue bond issues at fixed interest rates. The Company estimated the fair value of its debt instruments at $13,322 using rates at which the Company believes it could have obtained similar borrowings at that time.

	Assumed Annual Principal Cash Flows							
(dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Installment loan portfolio	$ 2,086 a	$ 83	$ 93	$ 103	$ 115	$ 6,359	$ 8,839	$ 8,366
(weighted average interest rate - 10.99%)								
	Expected Principal Maturity Dates							
(dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Notes payable and long-term debt	$ 1,705	$ 1,638	$ 1,719	$ 1,357	$ 1,433	$ 5,253	$ 13,105	$ 13,001
(weighted average interest rate - 5.57%)								

a The Company has recorded an allowance for credit losses of $953, primarily based upon management's assessment of historical experience factors and current economic conditions.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Our disclosure and analysis in this Annual Report on Form 10-K contain some forward-looking statements. Forward looking statements give our current expectations or forecasts of future events, including statements regarding trends in the industry and the business, financing and other strategies of Cavalier. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They generally use words such as "estimates," "projects," "intends," "believes," "anticipates," "expects," "plans," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. These forward-looking statements include statements involving known and unknown assumptions, risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ from any future results, performance, or achievements expressed or implied by such forward-looking statements or words. In particular, such assumptions, risks, uncertainties and factors include those associated with the following:

- the cyclical and seasonal nature of the manufactured housing industry and the economy generally;
- the severe and continuing downturn in the manufactured housing industry;
- limitations in Cavalier's ability to pursue its business strategy;
- changes in demographic trends, consumer preferences and Cavalier's business strategy;
- changes and volatility in interest rates and the availability of capital;
- changes in the availability of retail (consumer) financing;
- changes in the availability of wholesale (dealer) financing;
- changes in level of industry retail inventories;

- the ability to attract and retain quality independent dealers, executive officers and other key personnel;
- competition;
- contingent repurchase and guaranty obligations;
- uncertainties regarding Cavalier's retail financing activities;
- the potential unavailability and price increases for raw materials;
- the potential unavailability of manufactured housing sites;
- regulatory constraints;
- the potential for additional warranty claims;
- litigation;
- the potential volatility in our stock price, and
- the potential failure to comply with Sarbanes-Oxley Section 404 by required deadline.

Any or all of our forward-looking statements in this report, in the 2004 Annual Report to Stockholders and in any other public statements we make may turn out to be wrong. These statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors listed above will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases. Also note that, under the heading "Risk Factors," we have provided a discussion of factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Cavalier. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Selected Quarterly Financial Data (Unaudited)

The table below sets forth certain unaudited quarterly financial data for the two years ended December 31, 2004 and 2003. The Company believes that the following quarterly financial data includes all adjustments necessary for a fair presentation, in accordance with accounting principles generally accepted in the United States of America. The following quarterly financial data should be read in conjunction with the other financial information contained elsewhere in this report. The operating results for any interim period are not necessarily indicative of results for a complete year or for any future period.

Quarterly Statistics

Comparison of Operating Results (Unaudited)
(Dollars in thousands except per share amounts)

		Fourth Quarter		Third Quarter		Second Quarter		First Quarter	Total
2004									
Revenue:									
Home manufacturing		$ 73,426		$ 56,945		$ 51,226		$ 42,182	$ 223,779
Financial services		576		647		679		542	2,444
Retail		2,035		2,411		1,962		1,530	7,938
Total revenue		76,037		60,003		53,867		44,254	234,161
Gross profit		14,923		10,508		8,719		7,592	41,742
Net income (loss)		4,654	b	1,068	b	(599)	b	(1,882)	3,241
Basic net income (loss) per share	a	0.26	b	0.06	b	(0.03)	b	(0.11)	0.18
Diluted net income (loss) per share	a	0.25	b	0.06	b	(0.03)	b	(0.11)	0.18
2003									
Revenue:									
Home manufacturing		$ 53,178		$ 60,788		$ 66,034		$ 57,215	$ 237,215
Financial services		665		652		728		628	2,673
Retail		2,198		2,423		1,959		1,368	7,948
Total revenue		56,041		63,863		68,721		59,211	247,836
Gross profit		11,499		9,911		10,904		6,835	39,149
Net income (loss)		1,078	b	943	b	(409)	b	(6,182)	(4,570)
Basic net income (loss) per share	a	0.06	b	0.05	b	(0.02)	b	(0.35)	(0.26)
Diluted net income (loss) per share	a	0.06	b	0.05	b	(0.02)	b	(0.35)	(0.26)

a The sum of quarterly amounts may not equal the annual amounts due to rounding.

b 2004 Includes impairment and other related charges of $209 ($209 after tax or $0.01 per share basic and diluted) in connection with the closing of one home manufacturing facility.

2003 Includes impairment and other related charges of $750 ($750 after tax or $0.04 per share basic and diluted) recorded in connection with closing one home manufacturing facility, the pending sale of another home manufacturing facility closed in December 2002 and closing one retail location $574 (fourth quarter), $122 (third quarter), $54 (second quarter)).

Certain amounts from the prior periods have been reclassified to conform to the 2004 presentation.

CAVALIER HOMES, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Index to Consolidated Financial Statements and Schedule

Schedules I, III, IV and V have been omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cavalier Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Cavalier Homes, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cavalier Homes, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* and adopted Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* effective January 1, 2003.

/s/ Deloitte & Touche LLP

Birmingham, Alabama
March 28, 2005

CAVALIER HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 31,674	$ 32,393
Accounts receivable, less allowance for losses of $85 (2004) and $102 (2003)	4,279	1,939
Notes and installment contracts receivable - current, including held for resale $2,011 (2004) and $2,157 (2003)	2,086	2,238
Inventories	14,909	10,964
Deferred income taxes	415	693
Other	852	2,879
Total current assets	54,215	51,106
PROPERTY, PLANT AND EQUIPMENT:		
Land	5,279	5,382
Buildings and improvements	36,976	37,702
Machinery and equipment	31,252	31,213
	73,507	74,297
Less accumulated depreciation and amortization	39,762	37,105
Total plant, property and equipment, net	33,745	37,192
INSTALLMENT CONTRACTS RECEIVABLE, less allowance for credit losses of $953 (2004) and $1,030 (2003)	5,801	6,846
OTHER ASSETS	4,469	3,389
TOTAL	$ 98,230	$ 98,533
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,705	$ 3,447
Note payable under retail floor plan agreement	1,071	-
Accounts payable	4,295	3,844
Amounts payable under dealer incentive programs	4,252	5,828
Accrued compensation and related withholdings	3,754	2,664
Accrued insurance	6,609	6,385
Estimated warranties	13,255	13,475
Reserve for repurchase commitments	2,052	3,070
Other	4,255	4,580
Total current liabilities	41,248	43,293
DEFERRED INCOME TAXES	415	693
LONG-TERM DEBT	11,400	13,089
OTHER LONG-TERM LIABILITIES	-	471
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
STOCKHOLDERS' EQUITY:		
Series A Junior Participating Preferred Stock, $0.01 par value; 200,000 shares authorized, none issued	-	-
Preferred Stock, $0.01 par value; 300,000 shares authorized, none issued	-	-
Common stock, $0.10 par value; 50,000,000 shares authorized, 18,992,574 (2004) and 18,692,944 (2003) shares issued	1,899	1,869
Additional paid-in capital	56,861	55,952
Accumulated deficit	(9,492)	(12,733)
Treasury stock, at cost; 1,017,300 (2004 and 2003) shares	(4,101)	(4,101)
Total stockholders' equity	45,167	40,987
TOTAL	$ 98,230	$ 98,533

See notes to consolidated financial statements.

CAVALIER HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2004	2003	2002
REVENUE	$ 234,161	$ 247,836	$ 387,257
COST OF SALES	192,419	208,687	332,964
SELLING, GENERAL AND ADMINISTRATIVE	38,340	43,171	62,649
IMPAIRMENT AND OTHER RELATED CHARGES	209	750	6,064
	230,968	252,608	401,677
OPERATING INCOME (LOSS)	3,193	(4,772)	(14,420)
OTHER INCOME (EXPENSE):			
Interest expense	(1,075)	(1,065)	(1,495)
Other, net	218	380	739
	(857)	(685)	(756)
INCOME (LOSS) BEFORE INCOME TAXES	2,336	(5,457)	(15,176)
INCOME TAX PROVISION (BENEFIT)	75	(518)	5,716
EQUITY IN EARNINGS OF EQUITY-METHOD INVESTEES	980	369	384
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	3,241	(4,570)	(20,508)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX BENEFIT OF $1,306	-	-	(14,162)
NET INCOME (LOSS)	$ 3,241	$ (4,570)	$ (34,670)
BASIC AND DILUTED INCOME (LOSS) PER SHARE:			
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$ 0.18	$ (0.26)	$ (1.16)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	-	-	(0.80)
NET INCOME (LOSS)	$ 0.18	$ (0.26)	$ (1.96)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	17,879,939	17,666,192	17,664,901
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	18,178,394	17,666,192	17,664,901

See notes to consolidated financial statements.

CAVALIER HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Common Stock	Additional Paid -in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
BALANCE, JANUARY 1, 2002	$ 1,868	55,918	26,507	(4,101)	80,192
Stock options exercised	-	8	-	-	8
Income tax benefit attributable to exercise of stock options	-	6	-	-	6
Net loss	-	-	(34,670)	-	(34,670)
BALANCE, DECEMBER 31, 2002	1,868	55,932	(8,163)	(4,101)	45,536
Stock options exercised	1	13	-	-	14
Income tax benefit attributable to exercise of stock options	-	7	-	-	7
Net loss	-	-	(4,570)	-	(4,570)
BALANCE, DECEMBER 31, 2003	1,869	55,952	(12,733)	(4,101)	40,987
Stock options exercised	30	909	-	-	939
Net income	-	-	3,241	-	3,241
BALANCE, DECEMBER 31, 2004	$ 1,899	$ 56,861	$ (9,492)	$ (4,101)	$ 45,167

See notes to consolidated financial statements.

CAVALIER HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(IN THOUSANDS)

	2004	2003	2002
OPERATING ACTIVITIES:			
Net income (loss)	$ 3,241	$ (4,570)	$ (34,670)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle, net of tax			14,162
Depreciation and amortization	3,317	4,588	6,286
Provision for (recovery of) credit and accounts receivable losses	(235)	173	2,749
Loss (gain) on sale of property, plant and equipment	(10)	(51)	162
Impairment and other related charges	209	750	6,064
Deferred income taxes	-	-	15,862
Other, net	(980)	(461)	(1,751)
Changes in assets and liabilities:			
Accounts receivable	(2,321)	1,414	3,895
Inventories	(3,945)	7,323	2,385
Income taxes	(53)	5,356	(4,838)
Accounts payable	451	(3,216)	(999)
Other assets and liabilities	(1,711)	(13,202)	(9,443)
Cash provided by (used in) operations	(2,037)	(1,896)	(136)
Installment contracts purchased for resale	(32,864)	(37,156)	(44,068)
Sale of installment contracts	31,905	35,953	38,313
Principal collected on installment contracts purchased for resale	2,066	2,197	225
Net cash provided by (used in) operating activities	(930)	(902)	(5,666)
INVESTING ACTIVITIES:			
Proceeds from disposition of property, plant and equipment	2,320	6,294	1,059
Capital expenditures	(786)	(327)	(2,062)
Notes and installment contracts purchased for investment	(496)	(627)	(1,175)
Principal collected on notes and installment contracts purchased for investment	474	629	1,106
Other investing activities	120	(173)	2,013
Net cash provided by (used in) investing activities	1,632	5,796	941
FINANCING ACTIVITIES:			
Net borrowings (payments) on notes payable	1,071	-	(2,297)
Payments on long-term debt	(3,431)	(17,454)	(1,303)
Proceeds from long-term borrowings	-	10,000	-
Proceeds from exercise of stock options	939	14	8
Net cash used in financing activities	(1,421)	(7,440)	(3,592)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(719)	(2,546)	(8,317)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	32,393	34,939	43,256
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 31,674	$ 32,393	$ 34,939

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Cavalier Homes, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). The Company's minority ownership interests in various joint ventures are accounted for using the equity method and are included in other assets in the accompanying consolidated balance sheets (see note 12). Intercompany transactions have been eliminated in consolidation. See Note 11 for information related to the Company's business segments.

Nature of Operations - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the South Central and South Atlantic regions of the United States. In addition, through its financial services segment, the Company offers retail installment sale financing and related insurance products primarily for manufactured homes sold through the Company's dealer network. The Company's retail segment operates retail sales locations which offer the Company's homes, financing, and insurance products to retail customers.

Accounting Estimates - The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional information concerning the fair value of other financial instruments is disclosed in Notes 3 and 5.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets primarily using the straight-line method. Maintenance and repairs are expensed as incurred.

Goodwill - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, in the first quarter of 2002, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. The entire amount of goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors caused the Company to suffer significant losses from the last half of 1999 and through the date of the initial impairment analysis of goodwill under SFAS No. 142. The fair value of the home manufacturing unit was determined with the assistance of a third-party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value, which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was recorded as described above.

Impairment of Long-Lived Assets – In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Revenue Recognition – Revenue for manufactured homes sold to independent dealers generally is recorded when all of the following conditions have been met; (a) an order for the home has been received from the dealer, (b) an agreement with respect to payment terms (usually in the form of a written or verbal approval for payment has been received from the dealer's flooring institution), and (c) the home has been shipped and risk of loss has passed to the dealer. All sales are final and without recourse except for the contingency described in Note 10. For Company-owned retail locations, revenue is recorded when the home has been delivered and accepted by the retail customer, risk of ownership has been transferred and funds have been received. Interest income on installment contracts receivable is recognized using the interest method.

Product Warranties - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. The Company has provided a liability of $13,255 (2004) and $13,475 (2003) for estimated future warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends. Activity in the liability for product warranty was as follows:

		2004		2003		2002
Balance, beginning of year	$	13,475	$	15,000	$	11,700
Warranty expense, net		14,423		21,194		27,765
Payments		(14,643)		(22,719)		(24,465)
Balance, end of year	$	13,255	$	13,475	$	15,000

Allowance for Credit Losses on Installment Contracts - The Company has provided an allowance for estimated future credit losses resulting from retail financing activities of CIS Financial Services, Inc. ("CIS"), a wholly- owned subsidiary, primarily based upon management's assessment of historical experience and current economic conditions.

Insurance - The Company's workers' compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, the Company incurs insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. The Company's workers' compensation insurance coverage from February 1999 through March 2001 was provided under a fully insured, large deductible policy, and during 2001, the Company's product liability and general liability insurance coverages were converted to a fully insured, large deductible policy.

Net Income (Loss) Per Share - The Company reports two separate net income (loss) per share numbers, basic and diluted. Both are computed by dividing net income (loss) by the weighted average shares outstanding (basic) or weighted average shares outstanding assuming dilution (diluted) as detailed below (in thousands of shares):

	2004	2003	2002
Weighted shares outstanding	17,880	17,666	17,665
Dilutive effect of stock options and warrants	298	-	-
Weighted average shares outstanding, assuming dilution	18,178	17,666	17,665

Options and warrants that were potentially dilutive to basic net income per share were not included in the computation of diluted net income per share because to do so would have been anti-dilutive. Options and warrants in 2003 and 2002 are excluded due to their antidilutive effect as a result of the Company's net losses. The maximum anti-dilutive options and warrants (in thousands of shares) were $1,371, $2,686, and $3,291, for 2004, 2003, and 2002, respectively.

Stock Based Compensation Plans - In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. These disclosure modifications are included in the notes to these consolidated financial statements. The Company applies Accounting Principles Board Opinion ("APB") 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its employee and director plans. Accordingly, no compensation expense has been recognized for these plans except where the exercise price was less than fair value on the date of grant. The Company has granted no such options. Had compensation cost been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) and net income (loss) per share would approximate the pro forma amounts below. See Note 7 for the assumptions used in the following table:

		2004		2003		2002
Net income (loss), as reported	$	3,241	$	(4,570)	$	(34,670)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		42		71		867
Pro forma	$	3,199	$	(4,641)	$	(35,537)
Basic and diluted income (loss) per share:						
As reported	$	0.18	$	(0.26)	$	(1.96)
Pro forma	$	0.18	$	(0.26)	$	(2.01)

Recently Issued Accounting Pronouncements – In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities (also formerly referred to as special purpose entities) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued

Interpretation No. 46R, *Consolidation of Variable Interest Entities--an interpretation of ARB 51 (revised December 2003)* ("FIN 46R"), which includes significant amendments to previously issued FIN 46. Among other provisions, FIN 46R includes revised transition dates for public entities. Adoption of FIN 46R is required for financial statements issued after March 15, 2004. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34.* FIN 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. FIN 45 provisions were applied to the Company's reserve for repurchase commitments, however, the impact was not material. The Company intends to adopt the FIN 45 provisions for new guarantees beginning January 1, 2005.

In December 2004, the FASB issued SFAS No. 123R, *Accounting for Stock-Based Compensation, a revision of SFAS No. 123.* SFAS No.123R supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires the cost of employee services received in exchange for an award of equity instruments be recorded based on fair value on the grant date. The compensation cost will be recognized over the vesting period. The fair value will be remeasured annually at the reporting date. Adoption of SFAS 123R is required for financial statements issued after June 15, 2005. The Company is currently assessing the effects of the adoption of this statement on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position No. 109-1, *Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004* ("FSP FAS 109-1"). FSP FAS 109-1 states that the qualified production activities deduction should be accounted for as a special deduction and the special deduction should be considered in measuring deferred taxes when graduated tax rates are a significant factor and assessing whether a valuation allowance is necessary. This deduction is not available to the Company until it has utilized all of its net operating loss carry forwards. The Company's deferred tax assets are currently fully reserved.

In November 2004, the FASB issued Statement No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current period charges. SFAS 151 also requires that the "allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities." Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance". This statement becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently assessing the effects of the adoption of this statement on the Company's consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, *Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29.* SFAS No. 153 requires that exchange transactions that lack commercial substance be measured based on the recorded amount less impairment and not on the fair values of the exchanged assets. Exchange transactions that lack commercial substance are transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement becomes effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on the Company's consolidated financial statements.

Reclassifications – Certain amounts from the prior periods have been reclassified to conform to the 2004 presentation.

2. IMPAIRMENT AND OTHER RELATED CHARGES

For any exit or disposal activities initiated after December 31, 2002, the Company has adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* which requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value. During 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which provides that a long-lived asset or asset group that is to be sold shall be classified as "held for sale" if certain criteria are met, including the expectation supported by evidence that the sale will be completed within one year. The Company has idle assets of $10,262 (2004) and $13,901 (2003) recorded at lower of carrying value or fair value which are comprised primarily of closed home manufacturing facilities which the Company is attempting to sell. With the exception of a home manufacturing facility sold in January 2004 (as described below), management does not have evidence at the balance sheet date that it is probable that the sale of these assets will occur within one year, and thus, in accordance with the requirements of SFAS No. 144, such assets are classified as "held and used" and depreciation has continued on these assets. The following paragraphs describe impairment and other related charges recorded in the current and prior years on the most significant of these closed facilities.

During 2004, the Company recorded impairment and other related charges of $209 ($209 after tax or $0.01 per basic and diluted share) related to the closing of a home manufacturing facility. The total charge consisted of writedowns for property, plant and equipment. Charges for involuntary termination benefits will be recorded as incurred, primarily during the first quarter of 2005.

During 2003, the Company recorded impairment and other related charges of $750 ($750 after tax or $0.04 per diluted share) in connection with the closing of a home manufacturing facility in August 2003, the pending sale of another home manufacturing facility closed in December 2002 and the closing of an underperforming retail location in August 2003. The charge included writedowns of $551 for property, plant and equipment and $199 for involuntary termination benefits which were recorded as incurred and paid. In January 2004, the pending sale was consummated resulting in net cash proceeds of $2,073, of which $1,555 was used to pay down on the real estate term loan in accordance with provisions of the credit facility. Accordingly, this repayment was reflected in current portion of long-term debt as of December 31, 2003 and the related property was included in other current assets in the accompanying consolidated balance sheet. No additional gain or loss was recorded at the time of the sale.

During 2002, the Company recorded impairment and other related charges of $6,064 ($5,253 after tax or $0.30 per diluted share) in connection with the closing of six home manufacturing facilities. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees. Payments of $8 (2004), $1,484 (2003), and $682 (2002) were made against the reserve for lease obligations and involuntary termination benefits.

Payments of $0 (2004), $128 (2003), and $837 (prior to 2002) were made against the reserve for lease and other obligations established prior to 2002. At December 31, 2004 and 2003, reserves for lease and other obligations were $0 and $8, respectively.

3. INSTALLMENT CONTRACTS RECEIVABLE

CIS finances retail sales through the purchase of installment contracts primarily from retail customers of a portion of the Company's dealer network, at fixed interest rates, in the ordinary course of business, and resells a majority of the loans to financial institutions under the terms of retail finance agreements. CIS enters into agreements to sell, with limited recourse, contracts in its portfolio that meet specified credit criteria. Under these agreements, CIS sold $31,905, $35,953, and $38,313 of contracts receivable and realized gains of $940, $1,115, and $1,391 for the years ended December 31, 2004, 2003, and 2002, respectively. Standard loan programs require minimum down payments, ranging from 5% to 20% of the purchase price of the home, on all installment contracts based on the creditworthiness of the borrower. CIS's portfolio consists of fixed rate contracts with interest rates generally ranging from 7.0% to 15.0% and from 8.0% to 15.0% at December 31, 2004 and 2003, respectively. The average original term of the portfolio was approximately 270 and 267 months at December 31, 2004 and 2003, respectively. For loans held in its portfolio, CIS requires the borrower to maintain adequate insurance on the home throughout the life of the contract. Contracts are secured by the home which is subject to repossession by CIS upon default by the borrower. At December 31, 2004, scheduled principal payments of installment contracts receivable (including expected sales of contracts receivable in 2005) are as follows:

Year Ending December 31,		
2005	$	2,086
2006		83
2007		93
2008		103
2009		115
Thereafter		6,359
Total	$	8,839

The Company maintains a reserve for loans based on historical experience, the estimated value of any underlying collateral, and specifically identified factors presenting uncertainty with respect to collectibility. Activity in the allowance for credit losses on installment contracts was as follows:

		2004		2003		2002
Balance, beginning of year	$	1,030	$	859	$	829
Provision for credit losses		75		354		358
Charge offs, net		(152)		(183)		(328)
Balance, end of year	$	953	$	1,030	$	859

At December 31, 2004 and 2003, the estimated fair value of installment contracts receivable, excluding loans identified as presenting uncertainty with respect to collectibilty, was $8,366 and $9,997 respectively. These fair values were estimated using discounted cash flows and interest rates offered by CIS on similar contracts at such times.

4. INVENTORIES

Inventories consisted of the following:

		2004		2003
Raw materials	$	11,326	$	7,791
Work-in-process		1,159		1,083
Finished goods		2,424		2,090
Total inventory	$	14,909	$	10,964

During 2004, 2003, and 2002, the Company purchased raw materials of approximately $17,680, $14,580, and $17,231 respectively, from joint ventures in which the Company owns a minority interest.

5. CREDIT ARRANGEMENTS

On October 26, 2004, the Company amended its credit facility (the "Credit Facility") with its primary lender to extend the maturity date under the revolving line of credit available under the Credit Facility to April 2007. A director of the Company served as president of the primary lender until August 31, 2004. The Credit Facility is comprised of a revolving line of credit which provides for borrowings (including letters of credit) up to $25,000 and a real estate term loan (14 year) component of $10,000 which are cross-secured and cross-defaulted. The amount available under the revolving line of credit, up to $25,000, is equal to the lesser of an amount based on defined percentages of accounts and notes receivable and inventories or certain levels of tangible net worth plus all treasury stock purchases after December 31, 2003, as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

At December 31, 2004, $8,891 under the revolving line of credit was available after deducting letters of credit of $6,109. The Company did not have any amounts outstanding under the revolving lines of credit as of December 31, 2003 and 2004.The applicable interest rates under the revolving line of credit are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The bank's prime rate at December 31, 2004 and 2003 was 5.25% and 4.00% respectively. The Company made payments to its lender in the amount of $694 (2004), $698 (2003) and $936 (2002) for interest, commitment fees, letter of credit and various bond related fees.

The real estate term loan agreement contained in the Credit Facility provides for borrowings of $10,000, of which $6,857 and $8,895 was outstanding at December 31, 2004 and December 31, 2003 respectively. Interest on the term note is fixed for a period of five years from issuance at 6.5% and may be adjusted at 5 and 10 years. Amounts outstanding under the real estate term loan are collateralized by certain plant facilities and equipment.

The Credit Facility, as amended, contains certain restrictive and financial covenants which, among other things, limit the Company's ability, without the lender's consent, to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $1,000, excluding floor plan notes payable which cannot exceed $3,000 and (iv) make annual capital expenditures in excess of $1,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of debt to tangible net worth ratio (not to exceed 2.5 to 1) and cash flow to debt service ratio of not less than 1.35 to 1 commencing with the year ending December 31, 2005 and 1.5 to 1 for the years ending December 31, 2006 and thereafter, and to maintain a current ratio, as defined, of at least 1.0 to 1 and consolidated tangible net worth of at least $23,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants. At December 31, 2004, the Company was in compliance with its debt covenants.

The Company has $1,071 and $0 of notes payable under retail floor plan agreements at December 31, 2004 and 2003, respectively. The notes are collateralized by certain Company-owned retail stores' inventories and bear interest at rates ranging from prime to prime plus 2.5% based on the age of the home.

The Company has amounts outstanding under six Industrial Development Revenue Bond issues ("Bonds") which totaled $6,248 and $7,641 at December 31, 2004 and 2003, respectively. Four of the bond issues bear interest at variable rates ranging from 4.45% to 5.40% and mature at various dates through April 2009. One of the bond issues is payable in equal quarterly principal payments with interest payable at 6.75% and matures in 2005. One of the bond issues is payable in annual installments through 2013 with interest payable monthly at a variable rate currently at 2.39% as determined by a remarketing agent. The real estate term loan and the bonds are collateralized by substantially all of the Company's plant facilities and equipment. Restricted bond funds of $148 and $0 are reflected as a non-current asset in the consolidated balance sheets as December 31, 2004 and 2003, respectively.

At December 31, 2004, principal repayment requirements on long-term debt are as follows:

Year Ending December 31,		
2005	$	1,705
2006		1,638
2007		1,719
2008		1,357
2009		1,433
Thereafter		5,253
Total		13,105
Less current portion		1,705
Long-term debt	$	11,400

At December 31, 2004 and 2003, the estimated fair value of outstanding borrowings was $13,001 and $16,958. These estimates were determined using rates at which the Company believes it could have obtained similar borrowings at such times.

Cash paid for interest during the years ended December 31, 2004, 2003, and 2002 was $1,114, $1,165, and $1,576 respectively.

6. STOCKHOLDERS' EQUITY

The Company has adopted a Stockholder Rights Plan with the terms and conditions of the plan set forth in a Rights Agreement dated October 23, 1996 between the Company and its Rights Agent. Pursuant to the plan, the Board of Directors of the Company declared a dividend of one Right (as defined in the Rights Agreement) for each share of the Company's outstanding common stock to stockholders of record on November 6, 1996. One right is also associated with each share of the Company's outstanding common stock issued after November 6, 1996, until the Rights become exercisable, are redeemed or expire. The Rights, when exercisable, entitle the holder to purchase a unit equal to 0.80 one-hundredth share of Series A Junior Participating Preferred Stock, par value $0.01, at a purchase price of $80 per unit. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock of the

Company (or, in certain cases, securities of an acquiring person) for each Right held at a significant discount. The Rights will expire on November 6, 2006, unless redeemed earlier by the Company at $0.01 per Right under certain circumstances.

Pursuant to a common stock repurchase program approved by the Company's Board of Directors, a total of 3,168,800 shares have been purchased at a cost of $24,842. The Company retired 2,151,500 of these shares at December 31, 1999, with the remaining shares being recorded as treasury stock. At December 31, 2004, the Company has authority under the program to acquire up to 831,200 additional shares.

7. INCENTIVE PLANS

- The Company has a Key Employee Stock Incentive Plan (the "1996 Plan"), which provides for the granting of both incentive and non-qualified stock options. Additionally, the 1996 Plan provides for stock appreciation rights and awards of both restricted stock and performance shares. Options are granted at prices and terms determined by the compensation committee of the Board of Directors. Options granted under the 1996 Plan are generally exercisable six months after the grant date and expire ten years from the date of grant. As of December 31, 2004, shares authorized for grant under this plan totaled 2,882,018 of which 975,251 shares were available to be granted.

- The Company also has a Non-employee Director Plan under which 625,000 shares of the Company's common stock were reserved for grant to non-employee directors at fair market value on the date of such grant. Options are granted upon the director's initial election and automatically on an annual basis thereafter, up to a maximum of 125,000 shares. Options granted under the plan are generally exercisable six months after the grant date and expire ten years from the date of grant. As of December 31, 2004, 96,718 shares were available to be granted. Additionally, in January 2002, the Board of Directors of the Company granted to certain non-employee directors, who had received the maximum shares available under the Non-employee Director Plan, options to purchase 51,000 shares of the Company's common stock on substantially the same terms and conditions as options granted under the Non-employee Director Plan.

The Company has a Dividend Reinvestment Plan, which provides for 500,000 shares to be purchased by participants in the Plan by reinvesting the cash dividends on all, or part, of their shares. The price of the shares purchased through the Plan is the higher of 95% of the average daily high and low sale prices of the Company's common stock on the four trading days including and preceding the Investment Date (as defined in the Plan) or 95% of the average high and low sales prices on the Investment Date.

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	62.51%	62.79%	59.46%
Risk free interest rate	3.52%	2.55%	4.56%
Expected lives	5.0 years	5.0 years	6.6 years

The pro forma disclosure, as required by SFAS No. 123 and SFAS No. 148, is presented in tabular format in Note 1. The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts, and additional awards in future years are anticipated.

With respect to options exercised, the income tax benefits resulting from compensation expense allowable under federal income tax regulations in excess of the expense (benefit) reflected in the Company's financial statements have been credited to additional paid-in capital.

Information regarding all of the Company's stock option plans is summarized below:

	Shares	Weighted Average Price	Weighted Average Fair Value at Grant Date
OUTSTANDING AT JANUARY 1, 2002	2,788,089	$ 8.49	
Granted at fair value	665,354	3.22	$ 1.89
Exercised	(5,293)	1.48	
Cancelled	(563,889)	5.90	
OUTSTANDING, DECEMBER 31, 2002	2,884,261	$ 7.79	
Granted at fair value	75,000	1.72	$ 0.94
Exercised	(10,000)	1.39	
Cancelled	(474,674)	6.71	
OUTSTANDING, DECEMBER 31, 2003	2,474,587	$ 7.84	
Granted at fair value	25,000	2.99	$ 1.67
Exercised	(299,630)	3.14	
Cancelled	(115,571)	8.97	
OUTSTANDING, DECEMBER 31, 2004	2,084,386	$ 8.39	
Options exercisable at December 31, 2004	2,084,386	$ 8.39	
Options exercisable at December 31, 2003	2,474,587	$ 7.84	
Options exercisable at December 31, 2002	2,884,261	$ 7.79	

The following table summarizes information concerning stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.69 - $4.64	751,137	6.36	$ 3.37	751,137	$ 3.37
$4.64 - $9.88	164,275	3.49	9.64	164,275	9.64
$9.88 - $12.35	917,774	2.42	10.45	917,774	10.45
$12.35 - $16.60	251,200	1.46	15.10	251,200	15.10
$1.69 - $16.60	2,084,386	3.81	$ 8.39	2,084,386	$ 8.39

8. INCOME TAXES

Provision (benefit) for income taxes consists of:

	2004	2003	2002
Current			
Federal	$ -	$ (672)	$ (10,166)
State	75	154	20
	75	(518)	(10,146)
Deferred			
Federal	$ -	$ -	$ 11,618
State	-	-	4,244
	-	-	15,862
Income taxes (benefit)	75	(518)	5,716
Income tax benefit - change in accounting principle	-	-	(1,306)
Total	$ 75	$ (518)	$ 4,410

Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled the Company to carryback net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received refunds of $6,425 in 2003 and $4,634 in 2002. Both refunds were reflected in the current income tax provision and benefit related to the change in accounting principle for the year ended December 31, 2002. The Company received an additional refund of $309 in 2003.

Total income tax provision (benefit) for 2004, 2003, and 2002, is different from the amount that would be computed by applying the expected federal income tax rate of 35% to income (loss) before income taxes. The reasons for this difference are as follows:

	2004	2003	2002
Income tax provision (benefit) at expected federal income tax rate	$ 1,160	$ (1,781)	$ (9,199)
State income tax provision (benefit), net of federal tax effect	(148)	712	3,455
Change in valuation allowance	(916)	1,968	11,672
Non-deductible operating expenses	124	24	212
Tax effect of exercise of non-qualified stock options	(251)		
Goodwill	-	-	4,210
Adjustments to prior years' tax provisions following IRS audit	106	(1,345)	-
Additional refunds attributable to law change	-	(96)	(4,634)
Total	$ 75	$ (518)	$ 5,716

The Company has a valuation allowance against net deferred income tax assets of $19,607 and $20,523 in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes* for the years ended December 31, 2004 and 2003, respectively. Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a cumulative loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required. In 2004, the Company utilized state net operating loss carry forwards of $1,546 to reduce taxes otherwise payable.

Deferred tax assets and liabilities are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The approximate tax effects of temporary differences at December 31, 2004 and 2003 were as follows:

	2004	2003
	Assets (Liabilities)	
Current differences		
Warranty expense	$ 5,052	$ 5,100
Inventory capitalization	751	596
Allowance for losses on receivables	412	470
Accrued expenses	3,131	3,435
Repurchase commitments	811	1,192
Deferred gain	-	-
	10,157	10,793
Less valuation allowance	9,742	10,100
Total	$ 415	$ 693

	2004	2003
	Assets (Liabilities)	
Non-current differences		
Depreciation and basis differential of acquired assets	$ 931	$ 912
Net operating loss and other carryforwards	6,945	7,241
Goodwill	292	327
Other assets	1,289	1,257
Other liabilities	(7)	(7)
	9,450	9,730
Less valuation allowance	9,865	10,423
Total	$ (415)	$ (693)

At December 31, 2004, the Company had federal and state net operating loss carryforwards of $7,463 and $71,252 respectively. The net operating loss carryforwards will expire as follows:

	Federal	State
2010	$ 848	$ -
2018	-	403
2019	-	557
2020	-	30,925
2021	-	8,890
2022	-	15,194
2023	6,580	11,615
2024	35	3,668

In 2003, the Company recognized an income tax benefit of $579 representing adjustments to prior years' tax provisions that became appropriate given the results of the recent Internal Revenue Service audit of the Company's federal income tax returns.

The Company has recorded a liability for tax contingencies where it is likely that certain tax return positions will be challenged and the Company's position may not prevail. The liability for tax contingencies is calculated using historical financial information, multiplied by the effective tax rate and includes an applicable interest accrual applied where appropriate. The liability for tax contingencies is adjusted when circumstances warrant, including the progression of tax authority audits, emerging case law and legislation. Open tax years for which the Company is subject to audit varies by tax jurisdiction. The Company estimates the maximum liability for tax contingencies to be $817 and has recorded a liability for tax contingencies of $300 (2004) and $301 (2003). In the opinion of management, the recorded liability for tax contingencies is adequate to address known tax contingencies and is included in other current liabilities in the consolidated balance sheet.

Net cash paid (received) for income taxes for the years ended December 31, 2004, 2003, and 2002 were $128, $(6,645), and $(4,820), respectively.

9. EMPLOYEE BENEFIT PLANS

The Company has self-funded group medical plans which are administered by third party administrators. The medical plans have reinsurance coverage limiting liability for any individual employee loss to a maximum of $100, with an aggregate limit of losses in any one year based on the number of covered employees. Incurred claims identified under the Company's incident reporting system and incurred but not reported claims are funded or accrued based on estimates that incorporate the Company's past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries. The Company has established self-insurance trust funds for payment of claims and makes deposits to the trust funds in amounts determined by consulting actuaries. The cost of these plans to the Company was $1,809, $2,901, and $4,771, for years ended December 31, 2004, 2003, and 2002, respectively.

The Company sponsors an employee 401(k) retirement plan covering all employees who meet participation requirements. Employee contributions are limited to a percentage of compensation as defined in the plan. The amount of the Company's matching contribution is discretionary as determined by the Board of Directors. Company contributions amounted to $413, $422, and $546, for the years ended December 31, 2004, 2003, and 2002, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company is obligated under various operating lease agreements with varying monthly payments and expiration dates through March 2006. Total rent expense under operating leases was $205, $278, and $481, for the years ended December 31, 2004, 2003, and 2002, respectively.

Future minimum rents payable under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows:

Year Ending December 31,		
2005	$	99
2006		90
2007		80
2008		23
Total	$	292

***Contingent Liabilities and Other*:**

a. The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement (generally 18 - 24 months) and the risk of loss is further reduced by the sale value of repurchased homes. The maximum amount for which the Company is contingently liable under such agreements approximated $73,000 at December 31, 2004. The Company has a reserve for repurchase commitments of $2,052 (2004) and $3,070 (2003) based on prior experience and an evaluation of dealers' financial conditions. Activity in the reserve for repurchase commitments was as follows:

		2004		2003		2002
Balance, beginning of period	$	3,070	$	4,000	$	3,200
Provision for losses (recoveries) on inventory repurchases		(291)		(181)		2,347
Recoveries (payments), net		(727)		(749)		(1,547)
Balance, end of period	$	2,052	$	3,070	$	4,000

b. Under the insurance plans described in Note 1, the Company was contingently liable at December 31, 2004 for future retrospective premium adjustments up to a maximum of approximately $21,600 in the event that additional losses are reported related to prior years.

c. The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. Anticipated legal fees associated with these lawsuits are accrued at the time such cases are identified. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company. However, the potential exists for unanticipated material adverse judgments against the Company, for which no accrual is made because the losses are not assumed to be probable or reasonably estimable. The Company used the services of a law firm in which a partner is also a director of the Company. The Company paid legal fees to this firm of $346 (2004), $378 (2003), and $191 (2002). In addition, the law firm received, from the proceeds of the settlement of a Company insurance claim, an indirect legal fee payment of $562 in 2002.

d. The Company and certain of its equity partners have guaranteed certain debt for two companies in which the Company owns a one-third interest. The guarantees are limited to 40% of the outstanding debt. At December 31, 2004, $2,664 of debt was outstanding under the guarantees, of which the Company had guaranteed $1,066.

e. The Company has provided letters of credit totaling $6,109 as of December 31, 2004 to providers of certain of its surety bonds and insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The Company has recorded insurance expense based on anticipated losses related to these policies.

11. SEGMENT INFORMATION

The Company's reportable segments are organized around products and services. Through its Home manufacturing segment, the Company's five divisions (seven home manufacturing plants), which are aggregated for reporting purposes, design and manufacture homes which are sold in the United States to a network of dealers which includes Company-owned retail locations. Through its Financial services segment, the Company primarily offers retail installment sale financing and related insurance products for manufactured homes sold through the Company's dealer network. The Company's Retail segment is comprised of company-owned retail lots that derive their revenues from home sales to individuals. Included in the "other" category are supply companies who primarily sell their products outside of the Company. The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that intercompany profits, transactions and balances have not been eliminated. The Company's determination of segment operating profit does not reflect other income (expenses) or income tax provision (benefit).

	2004	2003	2002
Gross revenue:			
Home manufacturing	$ 230,418	$ 242,338	$ 381,545
Financial services	2,444	2,673	2,690
Retail	7,938	7,948	7,908
Other	-	-	1,274
Gross revenue	$ 240,800	$ 252,959	$ 393,417
Intersegment revenue:			
Home manufacturing	$ 6,639	$ 5,123	$ 6,160
Financial services	-	-	-
Retail	-	-	-
Other	-	-	-
Intersegment revenue	$ 6,639	$ 5,123	$ 6,160
Revenue from external customers:			
Home manufacturing	$ 223,779	$ 237,215	$ 375,385
Financial services	2,444	2,673	2,690
Retail	7,938	7,948	7,908
Other	-	-	1,274
Total revenue	$ 234,161	$ 247,836	$ 387,257
Operating income (loss):			
Home manufacturing	$ 8,347	$ (1,124)	$ (8,061)
Financial services	539	537	(22)
Retail	(113)	(41)	(222)
Other	-	-	(140)
Elimination	(108)	295	(45)
Segment operating income (loss)	8,665	(333)	(8,490)
General corporate	(5,472)	(4,439)	(5,930)
Operating income (loss)	$ 3,193	$ (4,772)	$ (14,420)
Depreciation and amortization:			
Home manufacturing	$ 2,590	$ 3,651	$ 5,178
Financial services	29	39	63
Retail	17	59	41
Other	-	-	2
Segment depreciation and amortization	2,636	3,749	5,284
General corporate	681	839	1,002
Total depreciation and amortization	$ 3,317	$ 4,588	$ 6,286
Capital expenditures:			
Home manufacturing	$ 599	$ 289	$ 1,866
Financial services	30	8	107
Retail	40	-	-
Other	-	-	2
Segment capital expenditures	669	297	1,975
General corporate	117	30	87
Total capital expenditures	$ 786	$ 327	$ 2,062
Identifiable assets:			
Home manufacturing	$ 60,297	$ 62,311	$ 80,633
Financial services	13,755	13,364	12,497
Retail	3,296	2,987	6,458
Other	-	-	21
Segment assets	77,348	78,662	99,609
General corporate	20,882	19,871	30,462
Total assets	$ 98,230	$ 98,533	$ 130,071

The Financial services segment's operating profit includes net interest income of $1,010, $1,136, and $981, and gains from the sale of installment contracts of $940, $1,115, and $1,391, for the years ended December 31, 2004, 2003, and 2002, respectively.

Identifiable assets for the General corporate category include $3,449, $2,595, and $2,359, of investment in equity-method investees at December 31, 2004, 2003, and 2002, respectively.

12. EQUITY- METHOD INVESTEES

The Company's minority ownership interests in its six joint ventures (of which the Company owns various interest percentages) are accounted for using the equity method and are included in other assets in the accompanying consolidated balance sheets in the amount of $3,449 (2004) and $2,595 (2003). The Company recorded equity in earnings of equity-method investees of $980, $369, and $384, for the years ended December 31, 2004, 2003, and 2002, respectively. Dividends received from investees accounted for by the equity method were $209, $228, and $229, for the years ended December 31, 2004, 2003, and 2002, respectively. The Company's only significant minority ownership interest is in WoodPerfect, Ltd., of which the Company owns 35.42% interest. Summarized information related to the combined group of equity investees is as follows:

		2004		2003
Balance Sheet:				
Current assets	$	18,304	$	7,975
Non-current assets	$	9,988	$	9,645
Current liabilities	$	8,834	$	2,272
Non-current liabilities	$	3,964	$	4,152
Income Statement:				
Net sales	$	92,656	$	53,811
Gross profit	$	10,482	$	5,618
Income from continuing operations	$	3,773	$	1,506
Net income	$	3,581	$	1,451

CAVALIER HOMES INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars in Thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for losses on Accounts Receivable:				
Year Ended December 31, 2004	$ 102	(17)	-	$ 85
Year Ended December 31, 2003	$ 145	-	(43)	$ 102
Year Ended December 31, 2002	$ 625	44	(524)	$ 145
Allowance for credit losses:				
Year Ended December 31, 2004	$ 1,030	75	(152)	$ 953
Year Ended December 31, 2003	$ 859	354	(183)	$ 1,030
Year Ended December 31, 2002	$ 829	358	(328)	$ 859
Warranty reserve:				
Year Ended December 31, 2004	$ 13,475	14,423	(14,643)	$ 13,255
Year Ended December 31, 2003	$ 15,000	21,194	(22,719)	$ 13,475
Year Ended December 31, 2002	$ 11,700	27,765	(24,465)	$ 15,000
Reserve for repurchase commitments:				
Year Ended December 31, 2004	$ 3,070	(291)	(727)	$ 2,052
Year Ended December 31, 2003	$ 4,000	(181)	(749)	$ 3,070
Year Ended December 31, 2002	$ 3,200	2,347	(1,547)	$ 4,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's President/Chief Executive Officer and its Chief Financial Officer have reviewed the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of the end of the period covered by this report, and have determined such disclosure controls and procedures to be effective in alerting them to material information relating to the Company that may be required to be included in the Company's periodic filings. The Company's disclosure controls and procedures also are designed with the objective of ensuring that such information is accumulated and communicated to Company management as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting
During the fourth quarter of 2004, the Company identified a material weakness in its internal controls over financial reporting with respect to classification of transactions involving installment contracts purchased for resale from those purchased for investment. The Company determined that the material weakness negatively impacted the preparation of the Company's Consolidated Statements of Cash Flows, and restated the Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 and for the 2004 and 2003 interim periods. As a result of the restatement, the Company took steps to improve the control processes surrounding the preparation and review of the Consolidated Statements of Cash Flows that management believes materially affects, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company believes that the remediation of the material weakness, and the accompanying changes in the Company's internal control over financial reporting, was complete as of December 31, 2004.

Management's Annual Report on Internal Control Over Financial Reporting
The Act imposed many requirements regarding corporate governance and financial reporting. One requirement under Section 404 of the Act, beginning with this Annual Report on Form 10-K, is for management to report on the Company's internal controls over financial reporting and for our independent registered public accountants to attest to this report. In late November 2004, the Securities and Exchange Commission issued an exemptive order providing a 45 day extension for the filing of these reports and attestations by eligible companies. We elected to utilize this 45 day extension, therefore, this Annual Report on Form 10-K does not include these reports. These reports will be included in an amended Form 10-K which we expect to file not later than May 2, 2005. During 2004, the Company spent considerable time and resources analyzing, documenting and testing our system of internal controls. Currently, we are not aware of any material weaknesses in our internal controls over financial reporting and related disclosures based on our evaluations to date, other than the material weakness previously disclosed on the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2004.. As noted above, the Company believes that the previously identified material weakness has been remediated as of December 31, 2004. There can be no assurance that the Company will be successful in complying with Section 404 during the required time period. Failure to do so could result in penalties and additional expenditures to meet the requirements which could affect the ability of our auditors to issue an unqualified report on the 404 audit report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

For a description of the directors and executive officers of the Company, see "Election of Directors," "Executive Officers and Principal Stockholders," and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which are incorporated herein by reference.

For disclosure regarding the Company's Code of Ethics, see "Corporate Governance" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

For a description of the Company's executive compensation, see "Election of Directors," "Executive Officers and Principal Stockholders," "Executive Compensation" (other than the "Report of the Compensation Committee on Executive Compensation" and the "Performance Graph"), "Compensation Committee Interlocks and Insider Participation," and "Certain Relationships and Related Transactions" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

For a description of the security ownership of management and certain beneficial owners, see "Executive Officers and Principal Stockholders" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a description of certain relationships and related transactions of the Company, see "Compensation Committee Interlocks and Insider Participation," and "Certain Relationships and Related Transactions" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

For a description of principal accountants fees and services, see "Fee Disclosure" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2005, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. The financial statements contained in this report and the page on which they may be found are as follows:

Financial Statement Description	Form 10-K Page No.
Report of Independent Registered Public Accounting Firm	36
Consolidated Balance Sheets as of December 31, 2004 and 2003	37
Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002	38
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002	39
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	40
Notes to Consolidated Financial Statements	41

2. The financial statement schedule required to be filed with this report and the page on which it may be found is as follows:

No.	Schedule Description	Form 10-K Page
II	Valuation and Qualifying Accounts	59

3. The exhibits required to be filed with this report are listed below. The Company will furnish upon request any of the exhibits listed upon the receipt of $15.00 per exhibit, plus $.50 per page, to cover the cost to the Company of providing the exhibit.

(3) Articles of Incorporation and By-laws.

* (a) The Composite Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

* (b) The Certificate of Designation of Series A Junior Participating Preferred Stock of Cavalier Homes, Inc. as filed with the Office of the Delaware Secretary of State on October 24, 1996 and filed as Exhibit A to Exhibit 4 to the Company's Registration Statement on form 8-A filed on October 30, 1996.

* (c) The Amended and Restated By-laws of the Company, filed as Exhibit 3(b) to the Company's registration of securities on Form 8A/A filed on March 3, 2004.

(4) Instruments Defining the Rights of Security Holders, Including Indentures.

* (a) Articles four, six, seven, eight and nine of the Company's Amended and Restated Certificate of Incorporation, as amended, included in Exhibit 3(a) above.

* (b) Article II, Sections 2.1 through 2.18; Article III, Sections 3.1 and 3.2; Article IV, Sections 4.1 and 4.3; Article VI, Sections 6.1 through 6.5; Article VIII, Sections 8.1 and 8.2; and Article IX of the Company's Amended and Restated By-laws, included in Exhibit 3(c) above.

* (c) Rights Agreement between Cavalier Homes, Inc. and ChaseMellon Shareholder Services, LLC, filed as Exhibit 4 to the Company's Current Report on Form 8-K dated October 30, 1996.

(10) Material contracts

* (a) Rights Agreement between Cavalier Homes, Inc. and ChaseMellon Shareholder Services, LLC, filed as Exhibit 4 to the Company's Current Report on Form 8-K dated October 30, 1996.

* (b) Lease Agreement dated April 1, 1999, between Development Authority of Johnson County, Georgia and Bellcrest Homes, Inc. regarding the lease of the manufacturing facility located in Adrian, Georgia, filed as Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

* (c) Industrial Sublease dated October 2, 2000, by and among Cavalier Industries, Inc., as successor by merger to Bellcrest Homes, Inc., Alliance Homes, Inc., All-Span Homes, LLC and G. Hiller Spann, regarding the sublease of the manufacturing facility located in Adrian, Georgia, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

* (d) Lease Agreement dated March 1, 1997, between the City of Winfield and Buccaneer Homes, a division of Cavalier Manufacturing, Inc., filed as Exhibit 10(aa) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

* (e) Lease Agreement between the Industrial Development Board of the Town of Addison and Jerry F. Wilson, Robert Lowell Burdick and John W Lowe, dated as of June 1, 1984, filed as Exhibit 10(j) to the Company's Registration Statement on Form S-1, Registration No. 33-3525, dated February 21, 1986.

* (f) Assignment and Assumption Agreement by and among the Estate of Jerry F. Wilson, Robert Lowell Burdick, John W Lowe, Cavalier Manufacturing, Inc. and Cavalier Real Estate Co., Inc., dated January 13, 1999, regarding the lease of the manufacturing facility located in Addison, Alabama, filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

* (g) Lease Agreement between the Industrial Development Board of the Town of Addison and the Winston County Industrial Development Association, dated as of February 1, 1994, regarding the lease of the manufacturing facility located in Addison, Alabama, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

* (h) Assignment and Assumption Agreement by and among Winston County Industrial Development Association, Cavalier Manufacturing, Inc. and Cavalier Real Estate Co., Inc. dated January 13, 1999, regarding the lease of the manufacturing facility located in Addison Alabama, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

* (i) Lease Agreement between The Industrial Development Board of the Town of Addison and Cavalier Homes of Alabama, a division of Cavalier Manufacturing, Inc., dated November 1, 1997, filed as Exhibit 10(yy) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

* (j) Lease Agreement dated April 1, 1999, between Crisp County-Cordele Industrial Development Authority and Cavalier Industries, Inc. regarding the lease of the manufacturing facility located in Cordele, Georgia, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

* (k) Lease Agreement dated March 1, 2001, between the Industrial Development Board of the City of Hamilton and Quality Housing Supply, LLC regarding the lease of the component manufacturing facility located in Hamilton, Alabama, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

* (l) Lease Agreement dated March 1, 1995, between the Industrial Development Board of the City of Haleyville, Alabama and Wheel House Properties, Inc., as assigned to and assumed by Star Industries, Inc. on January 11, 1996, and as further assigned to and assumed by Cavalier Manufacturing, Inc. in December 1996, filed as Exhibit 10(bb) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

* (m) Amended and Restated Revolving and Term Loan Agreement, dated as of March 31, 2000, by and among the Company, First Commercial Bank and certain subsidiaries of the Company, filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

* (n) First Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of September 29, 2000, between the Company and First Commercial Bank, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

* (o) Second Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of May 4, 2001, between the Company and First Commercial Bank, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

* (p) Second Modification to Amended and Restated Revolving Note, dated as of June 21, 2002, between the Company and First Commercial Bank, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002.

* (q) Third Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of June 21, 2002, between the Company and First Commercial Bank, filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002.

* (r) Third Modification to Amended and Restated Revolving Note, dated as of October 25, 2002, between the Company and First Commercial Bank, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 2002.

* (s) Fourth Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of October 25, 2002, between the Company and First Commercial Bank, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 2002.

* (t) Fourth Modification to Amended and Restated Revolving Note, dated as of August 6, 2003, between the Company and First Commercial Bank, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003.

* (u) Fifth Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of August 6, 2003, between the Company and First Commercial Bank, filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003.

* (v) Real Estate Note, dated as of August 6, 2003, between the Company and First Commercial Bank, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003.

* (w) Guaranty Agreement, dated as of August 6, 2003, between the Company and First Commercial Bank, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2003.

* (x) Amended and Restated Real Estate Note, dated as of September 26, 2003, between the Company and First Commercial Bank, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003.

* (y) Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc. dated July 15, 1997, relating to guaranty of payments by Lamraft, LP filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 1997.

* (z) Amendment to the Limited Credit Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc., executed as of March 24, 1999, relating to guaranty of payments by Lamraft, LP filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 1999.

* (aa) Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc., dated as of September 1, 1999, relating to guaranty of payments by Lamraft, LP, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended October 1, 1999.

* (bb) Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc. dated July 15, 1997, relating to guaranty of payments by Woodperfect of Texas, LP filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 1997.

* (cc) Amendment to the Limited Credit Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc. executed March 24, 1999, relating to guaranty of payments by Woodperfect of Texas, LP filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 1999.

* (dd) Continuing Guaranty Agreement between First Commercial Bank and Cavalier Homes, Inc., dated March 31, 2000, relating to guaranty of payments of Cavalier Acceptance Corporation, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

* (ee) Release of Guarantor and Amendment to Guaranty Agreements among First Commercial Bank, Patriot Homes, Inc., Cavalier Homes, Inc., Southern Energy Homes, Inc. and Lee Roy Jordan, dated as of December 31, 1999, filed as Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

* ** (ff) Cavalier Homes, Inc. 1988 Nonqualified Stock Option Plan, as amended, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

* ** (gg) Cavalier Homes, Inc. 1993 Amended and Restated Nonqualified Stock Option Plan, filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

* ** (hh) Cavalier Homes, Inc. Executive Incentive Compensation Plan, filed as an Appendix to the Company's definitive Proxy Statement for the Annual Meeting of Stockholders held May 15, 1996.

* ** (ii) Amendment to Cavalier Homes, Inc. Executive Incentive Compensation Plan, filed as Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1997.

* ** (jj) Cavalier Homes, Inc. Employee Stock Purchase Plan, filed as an Appendix to the Company's definitive Proxy Statement for the Annual Meeting of Stockholders held May 15, 1996.

* ** (kk) Cavalier Homes, Inc. Key Employee Stock Incentive Plan, filed as an Appendix to the Company's definitive Proxy Statement for the Annual Meeting of Stockholders held May 15, 1996.

* ** (ll) Amendment to Cavalier Homes, Inc. Key Employee Stock Incentive Plan, filed as Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1997.

* ** (mm) Amendment to Cavalier Homes, Inc. Key Employee Stock Incentive Plan, effective December 30, 1997, filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

* ** (nn) Amendment to Cavalier Homes, Inc. Key Employee Stock Incentive Plan, effective January 23, 1998, filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

* ** (oo) Amendment to Cavalier Homes, Inc. Key Employee Stock Incentive Plan, effective October 20, 1998, filed as Exhibit 10(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

* ** (pp) Cavalier Homes, Inc. Amended and Restated Nonemployee Directors Stock Option Plan, filed as an Appendix to the Company's definitive Proxy Statement for the Annual Meeting of Stockholders held May 15, 1996.

* ** (qq) Amendment to Cavalier Homes, Inc. Amended and Restated Nonemployee Directors Plan filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

* ** (rr) Amendment to Cavalier Homes, Inc. Amended and Restated Nonemployee Directors Plan, filed as Exhibit 10(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

* (ss) Cavalier Homes, Inc. Amended and Restated Dividend Reinvestment Plan, filed as Appendix A to the Prospectus appearing in the Company's Post-Effective Amendment No. 1 to Form S-3, Registration No. 333-48111, filed on September 29, 1998.

* ** (tt) Belmont Homes, Inc. 1994 Incentive Stock Plan, filed as an Exhibit to the Belmont Homes, Inc. Registration Statement on Form S-1, Registration No. 33-87868.

* ** (uu) Belmont Homes, Inc. 1994 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as an Exhibit to the Belmont Homes, Inc. Registration Statement on Form S-1, Registration No. 33-87868.

* ** (vv) Form of Stock Option Agreement between the Company and Thomas A. Broughton, III, dated January 29, 2002, filed as Exhibit 4(e) to the Company's Registration Statement on Form S-8, Registration No. 333-90652.

* ** (ww) Form of Stock Option Agreement between the Company and Lee Roy Jordan, dated January 29, 2002, filed as Exhibit 4(f) to the Company's Registration Statement on Form S-8, Registration No. 333-90652.

* ** (xx) Form of Stock Option Agreement between the Company and John W Lowe, dated January 29, 2002, filed as Exhibit 4(g) to the Company's Registration Statement on Form S-8, Registration No. 333-90652.

* (yy) Form of Indemnification Agreement between Belmont Homes, Inc. and the Directors and Executive Officers of Belmont Homes, Inc., filed as Exhibit 10.2 to Belmont Homes, Inc. Current Report on Form 8-K filed on September 8, 1997.

* (zz) Form of Indemnification Agreement by and between Cavalier Homes, Inc. and each member of its Board of Directors, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 25, 1998.

* (aaa) Inventory Security Agreement and Power of Attorney, dated as of July 13, 2004, between the Company and 21st Mortgage Company, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 25, 2004.

* (bbb) Supply Agreement, dated as of August 30, 2004, between the Company and Alliance Homes, Inc. and North American Catastrophe Services, Inc, filed as Exhibit 10 (b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 25, 2004.

* (ccc) Sixth Amendment to Amended and Restated Revolving and Term Loan Agreement, dated as of October 26, 2004, between the Company and First Commercial Bank, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 25, 2004.

(11) Statement re: Computation of Net Income (Loss) Per Common Share.

(21) Subsidiaries of the Registrant.

(23) Consents of Deloitte & Touche LLP.

(31) Rule 13a-15(e) or 15d-15(e) Certifications
- (a) Certification of principal executive officer pursuant to Exchange Act Rule 13a-15(e) or 15d-15(e).
- (b) Certification of principal financial officer pursuant to Exchange Act Rule 13a-15(e) or 15d-15(e).

(32) Section 1350 Certifications
- (a) Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
- (b) Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----

* Incorporated by reference herein.
** Management contract or compensatory plan or arrangement.

(c) Financial statements of subsidiaries not consolidated and fifty percent or less owned persons
- (a) Financial statements of WoodPerfect, Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
WoodPerfect, Ltd.

We have audited the accompanying balance sheets of WoodPerfect, Ltd. (the "Partnership") (a limited partnership) as of December 31, 2004 and 2003, and the related statements of income, partnership capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of WoodPerfect, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Birmingham, Alabama
March 21, 2005

WOODPERFECT, LTD.
(A Limited Partnership)

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
CURRENT ASSETS:		
Cash	$ 1,085	$ 7,127
Accounts receivable, less allowance for doubtful accounts of $65,000 (2004) and $37,000 (2003)	1,809,523	867,238
Inventories	6,201,999	3,137,392
Prepaid expenses and other assets	67,129	58,537
Total current assets	8,079,736	4,070,294
INVESTMENT	951,484	883,473
PROPERTY, PLANT, AND EQUIPMENT—Net	2,301,925	2,170,610
TOTAL	$ 11,333,145	$ 7,124,377

LIABILITIES AND PARTNERSHIP CAPITAL	2004	2003
CURRENT LIABILITIES:		
Line of credit	$ 3,057,484	$ 702,000
Note payable to Partner	50,000	50,000
Capital lease obligations	43,290	-
Accounts payable	445,252	216,564
Accrued expenses	405,375	365,051
Total current liabilities	4,001,401	1,333,615
LONG-TERM CAPITAL LEASE OBLIGATION	149,216	-
PARTNERSHIP CAPITAL	7,182,528	5,790,762
TOTAL	$ 11,333,145	$ 7,124,377

See notes to financial statements.

WOODPERFECT, LTD.
(A Limited Partnership)

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
NET SALES	$47,001,162	$32,119,883	$35,899,642
COST OF SALES:			
Materials	41,041,280	28,020,730	31,046,193
Labor	528,069	453,018	525,120
Overhead	2,225,722	1,780,357	2,164,957
Total cost of sales	43,795,071	30,254,105	33,736,270
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	1,302,502	1,086,380	1,133,619
OPERATING INCOME	1,903,589	779,398	1,029,753
OTHER INCOME (EXPENSE):			
Management fees	(206,662)	(126,970)	(144,535)
Interest expense	(79,291)	(57,435)	(101,399)
Equity in net income of investee	176,471	203,458	248,977
Gain on sale of equipment	-	5,000	-
Total other (expense) income—net	(109,482)	24,053	3,043
NET INCOME	$ 1,794,107	$ 803,451	$ 1,032,796

See notes to financial statements.

WOODPERFECT, LTD.
(A Limited Partnership)

STATEMENTS OF PARTNERSHIP CAPITAL
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	General Partner	Limited Partners	Total Partnership Capital
BALANCE—January 1, 2002	$ 77,235	$ 4,797,648	$ 4,874,883
Net income	14,976	1,017,820	1,032,796
Cash distributions	(6,376)	(433,329)	(439,705)
BALANCE—December 31, 2002	85,835	5,382,139	5,467,974
Net income	11,650	791,801	803,451
Cash distributions	(6,970)	(473,693)	(480,663)
BALANCE—December 31, 2003	90,515	5,700,247	5,790,762
Net income	37,412	1,756,695	1,794,107
Cash distributions	(5,991)	(396,350)	(402,341)
BALANCE—December 31, 2004	$ 121,936	$ 7,060,592	$ 7,182,528

See notes to financial statements.

WOODPERFECT, LTD.
(A Limited Partnership)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 1,794,107	$ 803,451	1,032,796
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Gain of sale of equipment	-	(5,000)	-
Provision for doubtful accounts	65,000	37,000	18,000
Depreciation and amortization	244,308	200,155	223,845
Equity in net income of investee	(176,471)	(203,458)	(248,977)
Changes in operating assets and liabilities:			
Accounts receivable	(1,007,285)	(360,891)	481,263
Inventories	(3,064,607)	1,003,498	(797,269)
Prepaid expenses and other assets	(8,593)	(42,124)	56,821
Accounts payable	228,688	137,634	(183,543)
Accrued expenses	40,324	64,129	(4,342)
Net cash (used in) provided by operating activities	(1,884,529)	1,634,394	578,594
INVESTING ACTIVITIES:			
Capital expenditures	(167,280)	(2,499)	-
Proceeds from sale of equipment	-	5,000	-
Distributions from investee	108,460	127,576	105,313
Net cash (used in) provided by investing activities	(58,820)	130,077	105,313
FINANCING ACTIVITIES:			
Net borrowings (payments) on line of credit	2,355,484	(1,070,000)	343,000
Payments of notes payable	-	(208,598)	(586,856)
Payments of capital lease obligations	(15,836)	-	-
Distributions to partners	(402,341)	(480,663)	(439,705)
Net cash provided by (used in) financing activities	1,937,307	(1,759,261)	(683,561)
NET (DECREASE) INCREASE IN CASH	(6,042)	5,211	346
CASH—Beginning of year	7,127	1,916	1,570
CASH—End of year	$ 1,085	$ 7,127	$ 1,916
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$ 75,454	$ 59,120	$ 101,088
NONCASH INVESTING AND FINANCING ACTIVITIES—Acquisition of property, plant, and equipment utilizing capital leases	$ 288,929		

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—WoodPerfect, Ltd. (the "Partnership"), which operates in Guin, Alabama, was formed on May 21, 1992 for the primary purpose of manufacturing, distributing, and selling roof trusses, lumber, plywood, and other wood products. The Partnership sells mainly to mobile home manufacturers located throughout the Southeast. In 2004 and 2003, approximately 13.7% and 17.7%, respectively, of the Partnership's sales were to companies who held partnership interests in WoodPerfect, Ltd.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments—The carrying value of the Partnership's accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturity of these instruments. Additional information regarding the fair value of other financial instruments is disclosed in Note 5.

Accounts Receivable—The Partnership records accounts receivable net of allowances for uncollectibility. Management estimates these allowances based on customer relationships, the aging and turns of accounts receivable and the creditworthiness, concentrations, and payment history of our customers.

Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant, and Equipment—Buildings, machinery, and equipment are stated at cost and depreciated over the estimated useful lives of the related assets (generally 40 years for buildings and five to ten years for equipment and machinery) using the straight-line method. Assets recorded under capital leases and leasehold improvements are depreciated over the shorter of their useful lives or the term of the related lease.

Impairment of Long-Lived Assets—The Partnership periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is less than its carrying value. In such an event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. No impairment loss was recognized in 2004, 2003, and 2002.

Income Taxes—The Partnership is organized as a limited partnership pursuant to the Alabama Uniform Limited Partnership Act of 1983, with WoodPerfect, Inc. as the general partner. The financial statements include only those assets and liabilities which relate to the business of the Partnership and do not include any activities of the partners outside of the Partnership.

All income and losses applicable to the Partnership are passed through to the partners for federal and state income tax purposes. Income and losses, as well as cash distributions, are allocated to the partners in proportion to their respective units. Subject to maintaining adequate capital as defined in the partnership agreement, cash distributions are generally made annually in the minimum amount of 40% of the Partnership's taxable income.

Revenue Recognition—Revenue from sales is recognized upon delivery to the customer when there is persuasive evidence of an arrangement, the product price is fixed and determinable, and collection of the resulting revenue is probable. The Partnership has no post-delivery obligations. Our revenue recognition policies are consistent with the guidance in Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as amended by SAB 101A, 101B, and SAB 104.

Recently Issued Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, *Inventory Costs as amendment of ARB No. 43, Chapter 4*. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (or spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production. Management is currently evaluating the impact, if any, of its adoption of SFAS No. 151 on the Partnership's financial position and results of operations.

2. INVENTORIES

Inventories at December 31, 2004 and 2003 consist of the following:

	2004	**2003**
Raw materials	$ 5,322,158	$ 2,760,779
Finished goods	879,841	376,613
Total	$ 6,201,999	$ 3,137,392

3. INVESTMENT

The Partnership purchased a 24% interest in MSR Forest Products, LLC ("MSR") in August 1998 for $432,000 in cash. Total assets of MSR were $5,791,290 and $5,471,072 and total liabilities were $1,918,166 and $1,922,774 at December 31, 2004 and 2003, respectively. For the years ended December 31, 2004, 2003, and 2002, MSR had revenues of $27,570,685, $21,517,991, and $23,439,667, respectively, and net income of $735,295, $847,744, and $1,037,406, respectively. The investment is accounted for under the equity method.

4. **PROPERTY, PLANT, and EQUIPMENT**

Property, plant, and equipment at December 31, 2004 and 2003 consist of the following:

	2004	2003
Land	$ 312,040	$ 312,040
Land improvements	256,974	256,974
Buildings	1,640,525	1,640,525
Machinery and equipment	1,580,440	1,561,949
Office furniture and fixtures	158,361	136,706
Automobiles and trucks	377,902	42,425
	4,326,242	3,950,619
Less accumulated depreciation	2,024,317	1,780,009
Total	$2,301,925	$2,170,610

Assets under capital leases included in property, plant and equipment at December 31, 2004 are as follows:

Automobiles and trucks	$ 288,929
Less accumulated depreciation	(51,727)
Property, plant and equipment—net	$ 237,202

Depreciation and amortization expenses totaled $244,308, $200,155, and $223,845, for the years ended December 31, 2004, 2003, and 2002, respectively.

5. **LINE OF CREDIT**

Line of credit borrowings with a bank at December 31, 2004 and 2003 consist of borrowings under a $5,000,000 line of credit, with interest payable at the prime rate minus 1% (4.25% and 3.00% at December 31, 2004 and 2003, respectively). Borrowings under the line-of-credit are due August 31, 2005. The credit agreement contains certain covenants, which require minimum working capital and net worth levels. The Partnership was in compliance with all covenants at December 31, 2004 and 2003. The borrowings are collateralized by the Partnership's inventory and accounts receivable. The fair value of such borrowings is approximated by the carrying value given the variable nature of the associated interest rate.

6. **LEASE COMMITMENTS**

The Partnership leases automobiles and trucks under capitalized leases and office equipment under yearly operating leases. Rent expense attributable to the operating leases during each of the last three fiscal years was approximately $22,166 (2004), $20,706 (2003), and $20,706 (2002).

At December 31, 2004, future minimum lease payments under capitalized leases are as follows:

Fiscal Years:	Capital Leases
2005	$ 53,598
2006	45,868
2007	35,046
2008	35,046
2009	35,046
Years subsequent to 2009	16,061
Total minimum lease payments	220,665
Less: Imputed interest	28,159
Present value of minimum capitalized lease payments	192,506
Current portion	43,290
Long-term capitalized lease obligations	$ 149,216

7. RELATED PARTY TRANSACTIONS

In 2004, 2003 and 2002, the Partnership expensed management fees to its general partner, WoodPerfect, Inc., of $65,000 plus 6.5% of Partnership income (as defined), for a total of $206,662 (2004), $126,970, (2003)and $144,535 (2002). Accrued expenses at December 31, 2004 and 2003 included $211,123 and $195,204, respectively, related to such fees.

The Partnership had sales to customers affiliated through common ownership of approximately $6,454,127 (2004), $6,113,870 (2003), and $7,286,371 (2002) of which $219,663, $52,608, and $63,350 were included in accounts receivable at December 31, 2004, 2003, and 2002, respectively.

There is a note payable to a Partner of $50,000 for which interest is payable monthly at 6.5%. The note is collateralized by substantially all of the Partnership's assets and is due on demand. Interest expense for this note totaled $3,250 for each of the three years in the period ended December 31, 2004. Accrued interest was $3,250 as of December 31, 2004 and 2003.

8. EMPLOYEE BENEFIT PLAN

During the year ended December 31, 2002, the Partnership established an employee savings plan (the "Plan") under Section 401(k) of the Internal Revenue Code for the benefit of eligible employees. The Partnership makes matching contributions to the Plan at the discretion of the partners up to 4% of employee contributions. Partnership expense related to the Plan was $25,965, $65,462, and $51,829 for the years ended December 31, 2004, 2003, and 2002, respectively.

* * * * * *

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAVALIER HOMES, INC.
Registrant

By: /s/ DAVID A. ROBERSON
Its President

Date: March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ DAVID A. ROBERSON	Director and Principal Executive Officer	March 31, 2005
/s/ MICHAEL R. MURPHY	Chief Financial Officer and Principal Accounting Officer	March 31, 2005
/s/ BARRY DONNELL	Chairman of the Board and Director	March 31, 2005
/s/ THOMAS A. BROUGHTON, III	Director	March 31, 2005
/s/ JOHN W LOWE	Director	March 31, 2005
/s/ LEE ROY JORDAN	Director	March 31, 2005
/s/ J. DON WILLIAMS	Director	March 31, 2005
/s/ A. DOUGLAS JUMPER, SR.	Director	March 31, 2005
/s/ NORMAN W. GAYLE, III	Director	March 31, 2005
/s/ BOBBY TESNEY	Director	March 31, 2005

INDEX

Exhibit
Number

(11)	Statement re: Computation of Per Share Earnings
(21)	Subsidiaries of the Registrant
(23)	Consents of Deloitte & Touche LLP

(31) Exhibits
- (a) Certification of principal executive officer pursuant to Exchange Act Rule 13a-15(e) or 15d-15(e).
- (b) Certification of principal financial officer pursuant to Exchange Act Rule 13a-15(e) or 15d-15(e).

(32) Exhibits
- (a) Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
- (b) Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Cavalier Homes, Inc.™

32 Wilson Boulevard 100
Post Office Box 540
Addison, Alabama 35540
(256) 747-9800 / Fax (256) 747-3044
cavhomesinc.com